SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    ------
                                   FORM 6-K
                                    ------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 14, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
               -------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

               -------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


         Form 20-F  X                       Form 40-F
                    --------                           --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No         X
                    --------                           ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

002                     FINANCIAL                                CNOOC LIMITED
                        SUMMARY
                        (Amounts expressed in millions of RMB)




CONSOLIDATED INCOME STATEMENT

Year ended 31 December

                                               2000              2001              2002              2003              2004
                                        -----------------------------------------------------------------------------------------
Total revenue                                24,224            20,820            26,374            40,950            55,222
Total expenses                              (12,166)          (10,596)          (13,626)          (25,267)          (32,836)
Interest income/(expenses), net                (238)              201              (147)             (171)             (235)
Exchange gains/(losses), net                    381               235              (114)               (7)               29
Share of profit of associates                   218                90               165               220               344
Short term investment income                     --               221               193               123                72
Non-operating income/
  (expenses), net                              (196)               35               (71)              315               519
                                        -----------------------------------------------------------------------------------------
Profit before tax                            12,223            11,006            12,774            16,163            23,117
Tax                                          (1,926)           (3,048)           (3,541)           (4,628)           (6,931)
                                        -----------------------------------------------------------------------------------------
Net profit                                   10,297             7,958             9,233            11,535            16,186
                                        =========================================================================================


CONSOLIDATED BALANCE SHEET

As at 31 December

                                               2000              2001              2002              2003              2004
                                        -----------------------------------------------------------------------------------------
Current assets                                9,472            20,030            24,486            29,263            35,293
Property, plant and equipment, net           22,654            23,828            36,072            43,124            57,457
Investment in associates                        471               462               537             1,117             1,327
                                        -----------------------------------------------------------------------------------------
Total assets                                 32,597            44,320            61,095            73,504            94,077
                                        -----------------------------------------------------------------------------------------
Current liabilities                          (8,768)           (4,392)           (7,134)           (9,307)          (10,402)
Non-current liabilities                      (7,707)           (6,617)          (13,393)          (17,461)          (26,957)
                                        -----------------------------------------------------------------------------------------
Total Liabilities                           (16,475)          (11,009)          (20,527)          (26,768)          (37,360)
                                        -----------------------------------------------------------------------------------------
Shareholders ' Equity                        16,122            33,311            40,568            46,736            56,717
                                        =========================================================================================

Annual Report 2004      OPERATING                                     003
                        SUMMARY

Year ended 31 December

PRODUCTION                                                 2000          2001          2002          2003          2004
                                                       ----------------------------------------------------------------
Net production of crude and liquids (barrels/day)
Bohai Bay                                                63,797        99,978       127,756       129,506       134,512
Western South China Sea                                  46,434        41,277        56,910        60,944        55,873
Eastern South China Sea                                  90,097        81,404        73,792        72,981        96,989
East China Sea                                            3,557         3,967         3,223         2,536         2,121
Overseas                                                  2,462         2,247        36,944        40,497        29,941
                                                       ----------------------------------------------------------------
Total                                                   206,347       228,873       298,625       306,464       319,436
                                                       ----------------------------------------------------------------
Net production of natural gas (mmcf/day)
Bohai Bay                                                  45.8          46.2          47.1          47.1          47.7
Western South China Sea                                   144.3         139.0         142.3         127.8         215.2
Eastern South China Sea                                     0.0           0.0           0.0           0.0           0.0
East China Sea                                              7.8           9.8          12.4          14.2          17.1
Overseas                                                    0.0           0.0          70.8         101.9          84.1
                                                       ----------------------------------------------------------------
Total                                                     197.9         195.0         272.6         291.0         364.1
                                                       ----------------------------------------------------------------
Total net production (BOE/day)                          239,337       261,379       346,639       356,729       382,513
                                                       ================================================================
RESERVES AT YEAR END
Net proved crude and liquids reserves (mm barrels)
Bohai Bay                                                 923.9         961.3         992.5         990.4         974.6
Western South China Sea                                   141.1         131.6         160.4         173.7         189.7
Eastern South China Sea                                   136.8         132.2         120.3         154.7         168.0
East China Sea                                              4.5          12.4          12.5          13.9          21.5
Overseas                                                    9.5           8.4         138.7         103.4         101.9
                                                       ----------------------------------------------------------------
Total                                                   1,215.8       1,245.9       1,424.4       1,436.1       1,455.6
                                                       ----------------------------------------------------------------
Net proved natural gas reserves (bcf)
Bohai Bay                                                 591.4         629.1         598.6         566.6         706.2
Western South China Sea                                 2,593.0       2,421.5       2,511.2       2,564.0       2,484.8
Eastern South China Sea                                     0.0           0.0          42.8         548.2         730.8
East China Sea                                             65.3         197.0         179.4         275.3         403.4
Overseas                                                    0.0           0.0         215.9         200.3         321.4
                                                       ----------------------------------------------------------------
Total                                                   3,249.7       3,247.6       3,547.9       4,154.4       4,646.6
                                                       ----------------------------------------------------------------
Total net proved reserves (million BOE)
Bohai Bay                                               1,022.4       1,066.2       1,092.3       1,084.8       1,092.3
Western South China Sea                                   573.3         535.1         578.9         601.0         603.8
Eastern South China Sea                                   136.8         132.2         127.5         246.1         289.8
East China Sea                                             15.4          45.2          42.4          59.8          88.7
Overseas                                                    9.5           8.4         174.7         136.8         155.5
                                                       ----------------------------------------------------------------
Total                                                   1,757.4       1,787.1       2,015.8       2,128.5       2,230.0
                                                       ================================================================
OTHERS
Reserve life (years)                                       20.1          18.7          15.9          16.3          15.9
Reserve replacement ratio (%)                               104           131           281           187           173
                                                       ================================================================
AVERAGE REALISED PRICE
Crude oil (US$/barrel)                                    28.21         23.34         24.35         28.11         35.41
Natural gas (US$/mcf)                                      3.09          3.08          2.98          2.87          2.75
                                                       ================================================================

004                     CORPORATE                                CNOOC LIMITED
                        MILESTONES 2004


CORPORATE MILESTONES 2004

JAN The Company announced its stock split proposal, and subdivided each of its shares into five new shares in March.



FEB Standard and Poor's upgraded the Company's credit rating to BBB+ (Outlook Positive).



MAR CNOOC signed an agreement with the Zhejiang Provincial Government to jointly develop China's third LNG terminal in Zhejiang.



APR The Company was ranked the top of the "Best Managed Company in China" in a Finance Asia poll.

                               [PICTURE OMITTED]

MAY The Company announced the acquisition of an additional interest in the Indonesian Tangguh Project.

      The Board of Directors approved the share repurchase. During the year, the Company repurchased and cancelled about 18.45 million ordinary shares from the market.

                               [PICTURE OMITTED]

JUN   The Company announced Qikou 18-2 commenced production successfully.

                               [PICTURE OMITTED]

Annual Report 2004                                                    005


DEC Wholly-owned subsidiary of the Company made an offering of US$1 billion zero coupon convertible bonds with a success.

      Asiamoney named the Company the "Best Managed Company in China".

      The Company completed its acquisition of an equity interest in the North West Shelf Gas Project in Australia.

      The Company announced that Mr. Yang Hua was appointed as Chief Financial Officer.



NOV The Company announced Bonan and Huizhou 19 - 3/2 projects commenced production.

                               [PICTURE OMITTED]

OCT   Bozhong 25-1/25-1S completed construction and commenced operation.



AUG   CNOOC signed the second deepwater contract with Husky Oil China Limited.



JUL   The Company announced Caofeidian 11-1/11-2 came on stream successfully

006                                                              CNOOC LIMITED



Stream of
Value Creation

[PICTURE OMITTED]

Annual Report 2004                                                    007


CHAIRMAN'S REPORT

Adhering to our objective of creating better value for our shareholders, we continued to emphasize production and reserves growth. We have also proactively developed and expanded our natural gas business, and continued to maintain a sound financial position so as to maximize shareholders' value.

[PICTURE OMITTED]

008                     CHAIRMAN'S                               CNOOC LIMITED
                        REPORT




[PICTURE OMITTED]

In 2004, world economy remained auspicious. China, as one of the robust regions, still grew at a rapid rate of 9.5%. The continuous rapid development in the economy resulted in strong demand for energy. Under the combined effect of various factors including increase in demand, hedging activities, market panic and geopolitical instability, international oil prices stayed at a high level during the year.

Adhering to our objective of creating better value for our shareholders, we continued to emphasize production and reserve growth. We have also proactively developed and expanded our natural gas business, and continued to maintain a sound financial position so as to maximize shareholders' value.

Due to high oil prices and increase in production, the Company's results for 2004 were the best in the Company's history. For the year ended 31 December 2004, total revenue of RMB 55,222 million and net profit of RMB 16,186 million were recorded, representing a growth of 34.9% and 40.3%, respectively over the previous year.

During the year, the Company continued its prudent financial policies. Standard and Poor's has upgraded the Company's long-term corporate credit rating from "BBB" to "BBB+" with positive outlook, demonstrating the rating agency's confidence in our financial position.

During the year under review, the Company implemented a stock-split plan to subdivide our shares into five shares each and broadened our investor base. In addition, the Company repurchased and cancelled some of its issued shares from May to July in 2004. The share repurchases not only evidenced the confidence of the Directors and management in the Company's prospect, but also effectively enhanced the shareholders' value. Taking advantage of the favorable market conditions on our strong stock performance as well as the US dollar interest rate at its historical lowest level, CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, issued US$1 billion zero coupon convertible bonds, which further improved the Company's capital structure.

In 2004, the Company continued to focus on oil and natural gas exploration and development, achieving steady growth in oil and gas production and reserves. The oil and natural gas production were 117 million barrels and 133 bcf respectively, which amounts to 140 million barrels of oil equivalent in total, a year-on-year increase of 7.5%. During the year, six projects

Annual Report 2004                                                    009

[Graph Omitted]
Total Revenue and Net Profit  2000-2004


[Graph Omitted]
Reserve Growth  2000-2004


[Picture Omitted]


commenced production, including Weizhou 12-1N, Qikou 18-2, Bonan fields, Bozhong 25-1/25-1S, Caofeidian 11-1/11-2, and Huizhou 19-3/2. They were executed under strict progress, cost, quality and HSE controls. In addition, many projects were underway. As planned, nine new projects are expected to commence production in 2005, a year with the largest number of projects on stream.

Growth in our reserves remained satisfactory in 2004. 242 million BOE of reserves were added, realizing a reserve replacement ratio of 173%. During the same period, our appraisal work accomplished promising results, in terms of both commercial appraisal success rate and reserve additions. We will continue to expand our efforts offshore China on new exploration initiatives.

We will further execute our natural gas strategy, and maintain our leading position in supplying coastal China. The Company completed the acquisition of an equity interest in the North West Shelf Gas Project in Australia. We exercised our pre-emptive right to increase interests in the Indonesian Tangguh Project to 16.96%. In 2004, the Chunxiao gas field in East China Sea, the phase 2 of Dongfang 1-1 in Western South China Sea, and Huizhou 21-1 in Eastern South China Sea are under construction. In the coming years, we expect our natural gas production to grow steadily.

In the past year, the economy of China continued to grow in an accelerated manner. Meanwhile, the prices of raw materials such as iron, steel, coal and electricity went up sharply. The surge in costs of upstream oil and gas sector became a problem commonly faced by the players in sector. Nevertheless, the Company maintained effective cost control. We continued to rank in the top quartile among our peers in term of production costs.

010                     CHAIRMAN'S                               CNOOC LIMITED
                        REPORT





[Graph Omitted]
Production Growth  2000-2004


[Graph Omitted]
Total Return (from 01-01-04 to 31-12-04)


We also gained satisfactory results in health, safety and environmental protection. During 2004, the Company did not have any incident of small scale or above oil spillage nor any incident resulting in economic loss in excess of RMB 1 million. The Company's OSHA statistics were above average among our international peers. Focus on our employee's health, emphasis on safety and environmental protection have always been part of the missions of the Company. We will maintain and constantly improve our performance in these areas.

As a corporate citizen, we insist on our community responsibility. We actively participated in community charity activities in the PRC, Indonesia and Australia through various channels. At the end of 2004, a tsunami disaster occurred in the South-east Asia. The Company as a whole expressed our sympathies to the tsunami victims in Southeast Asia, and made donations, which was recognised and praised by the society at large.

Despite the wide coverage and geographical distance in our asset distribution, we were able to sustain development and steady growth by capitalizing on the outstanding professional expertise and diligent work attitude of over 2,500 domestic and foreign staff. I am impressed by their efforts as well as performance of last year. On behalf of the Board, I would like to express our sincere thanks for the hard work, loyal service and contribution made by our employees.

On the basis of the good performance in 2004, the Company was able to pursue our development goals and ensure our healthy and sound development, while delivering promising return to our shareholders. During the year under review, the basic and diluted earnings per share of the Company were RMB 0.39. In accordance with our dividend policies, our Board of Directors has proposed a final dividend of HK$0.03 per share and a special final dividend of HK$ 0.05 per share. Together with the interim dividend of HK$0.03 per share and the special interim dividend of HK$0.05 per share, we distributed a total of HK$0.16 per share to our shareholders during 2004.

Annual Report 2004                                                    011


[Graph Omitted]
Total Return (ADR) (from 01-01-04 to 31-12-04)


[PICTURE OMITTED]


In the coming year, we remain positive towards China's economic growth and global oil industry. China has become one of the world's major energy consumption countries, importing 120 million tons of crude oil in 2004. This creates a favorable business environment for the Company. We will increase our oil and gas reserves and production, maintain prudent financial policies, and devote great effort in natural gas business. Whilst consolidating on our solid fundamentals, we will adhere to our objective of maximizing shareholders' value, and leverage on opportunities to grow into a new era.

Fu Chengyu
Chairman and Chief Executive Officer
Hong Kong, 29 March 2005

012                                                              CNOOC LIMITED



OPERATIONS OVERVIEW

The Company's operation was stable and solid during the year with effective production operations. Our corporate governance was healthy and transparent. Our financial performance was the best in the history. And our long-term targets were clear and specific.

[PICTURE OMITTED]

Annual Report 2004                                                    013

Creation of better results through stable
Growth

[PICTURE OMITTED]

014                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW

                              [PICTURES OMITTED]

GENERAL OVERVIEW

In 2004, the overall development of the Company was good. The Company continued to move forward firmly and steadily in pursuit of growth.

The Company's operation was stable and solid during the year with effective production operations. Our corporate governance was healthy and transparent. Our financial performance was the best in the history. And our long-term targets were clear and specific.

During the reporting period, the Company abode with its commitments and made progresses. The Company achieved outstanding results with respect to growth of production and reserve, cost control, performance enhancement and business expansions.

In 2004 as a whole, the Company's oil and gas production grew considerably, achieved a high reserve replacement ratio, maintained cost competitiveness, and delivered satisfactory operation results. We believe that these results of the Company will be satisfactory to the shareholders.

RESULTS
In 2004, various key performance indicators of the Company recorded satisfactory results.

The Company's oil and gas production was 140.0 million BOE, representing a 7.5% increase over the previous year. Of this, crude oil production reached 319,436 barrels per day while natural gas production amounted to 364 Mmcf per day, representing a 4.2% and 25.1% increase over 2003 respectively. Total oil and gas production offshore China was 123.9 million BOE, including 106.0 million barrels of crude oil and 102.5 bcf of gas. In Indonesia, oil and gas production was 16.1 million BOE, including 11.0 million barrels of crude oil and 30.8 bcf of gas.

In 2004, realised oil price of the Company was US$35.41 per barrel, an increase of 26.0% over the previous year. Realised natural gas price was US$2.75 per thousand cubic feet, an decrease of 4.2% over the previous year. The decrease was mainly due to the greater share of the production from gas fields with lower gas price.

The Company realised a net profit of RMB 16,186 million in 2004, an increase of 40.3% over the previous year, and was better than ever in its history. The earnings per share was RMB 0.39. And return on shareholders' equity reached 28.5%.

FINANCIAL PERFORMANCE
In 2004, the Company's major financial indicators were satisfactory , which meet the expectations of the Company and the market.

Total revenue of the Company for the year amounted to RMB 55,222 million, with a net profit of RMB 16,186 million. They are consistantly on race to historical highs. These favorable results were mainly due to high oil prices in 2004 and strong growth in the Company's offshore production.

In 2004, affected by the increase in the prices of raw materials, the Company's production cost per BOE increased by 6.6% over 2003. Nevertheless, the Company was pleased to report that notwithstanding the escalation of the cost in the sectors, the Company's cost structure remained competitive among its peers.

OPERATION UPDATES
The Company continued to maintain its highly effective operation capabilities in exploration, development and engineering constructions, and has obtained outstanding results. In 2004, the Company's reserve replacement ratio was 173%, which was at a leading position among its peers. 6 new projects commenced production, a record number of projects on stream in a single year. At the same time, 16 projects were under construction.

Annual Report 2004                                                    015

[GRAPHIC OMITTED]

[PICTURE OMITTED]


Exploration
In 2004, the Company recorded remarkable exploration results with 6 new oil and gas discoveries, including 4 independent discoveries and 2 PSC discoveries. 5 of these discoveries were located offshore China.

The Company's reserves maintained momentum to grow. In 2004, the proved reserves increased by 241.7 million BOE, comprising 136.4 million barrels of crude oil and 625.6 bcf of natural gas. The company realized a reserve replacement ratio of 173%.

During the period, the Company enhanced its efforts in exploration, and made in-depth studies in new areas, both of which had obtained encouraging results that not only strengthened the Company's confidence in exploration in designated regions, but also provided guidelines to explore for oil and gas reserves in future.

In 2004, through proactive and effective appraisal activities, 14 hydrocarbon-bearing structures offshore China were successfully appraised, of which 11 were independent appraisals and 3 were PSC appraisals. The successful appraisal of these structures accelerated the development of new oil and gas fields.

Development
In 2004, 6 oil and gas projects were completed, namely Weizhou 12-1 N in Western South China Sea; Huizhou 19-3/2 in Eastern South China Sea; Qikou 18-2, Caofeidian 11-1/11-2, Bozhong 25-1/25-1S and Bonan oil and gas fields in Bohai Bay. The commencement of the above projects was, mainly attributed to the Company's effective project management, control and implementation.

In 2004, the Company undertook many engineering projects. There were altogether 16 oil and gas projects under construction in the year. These projects will provide reliable and steady support to the growth of the Company's future production volume. As of to date, the above projects progressed as planned under budget.

016                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW




[PICTURE OMITTED]

In 2004, the Company completed the construction and installation of 10 jackets and 17 platform modules, laid 255 km subsea pipelines, completed 2 onshore terminals, and completed modification of 1 gas field.

Natural Gas
Natural gas is important in the Company's current and future business developments. In 2004, the Company's production of natural gas offshore China reached 102.5 bcf.

In 2004, the Company completed the equity acquisition of North West Shelf Gas Project of Australia and increased its interests in the Tangguh project in Indonesia. In addition, the natural gas projects offshore China were implemented successfully. The Company's position as the leading gas supplier in coastal China was further reinforced.

In 2004, CNOOC, parent of the Company, has been proactive in the construction of LNG terminals in China, which helps to consolidate the Company's leading position in the natural gas market.

Overseas Development
In 2004, the Company continued to conduct opportunistic mergers and acquisitions with purpose, to enhance shareholders' value. During the period, the Company completed two acquisitions.

In May 2004, the Company completed the acquisition of 20.767% interest in Muturi contract area in Indonesia from BG Group, increasing the Company's interest in the block to 64.767%. As a result, the Company's interest in the Tangguh project in Indonesia was increased from 12.5% to 16.96%.

In December 2004, the Company completed the acquisition of the North West Shelf Gas Project in Australia. According to the plan, supply of LNG from the North West Shelf Gas Project to the first LNG terminal in Guangdong, China will commence by 2006.

During the year, the Company through its wholly-owned subsidiary CNOOC Morocco Limited, acquired from Vanco Energy Corporation a 11.25% interest in a petroleum agreement for Ras Tafelney in offshore Morocco. In addition, the Company, Golden Aaron Pte. Ltd. of Singapore and China Global Engineering Corporation formed a joint venture and entered into three PSC contracts with Myanmar. The Company will serve as the operator.

In early 2005, the Company, through its wholly-owned subsidiary CNOOC Belgium BVBA, acquired a stake in Canadian based company MEG Energy Corp.("MEG"). The Company paid 150 million Canadian dollars for 13,636,364 common shares of MEG, representing a 16.69% stake at the close of the transaction.

Health , Safety and Environmental Protection (HSE)

As a corporation responsible to its staff, environment and society, the Company adopted a number of measures, including system management and staff education in HSE in 2004, for continuous improvements.

In 2004, the Company recorded no oil spills nor any safety related liabilities that exceeded RMB1,000,000. The Company's OSHA Statistic results, were above-average as compared to its peers.

Annual Report 2004                                                    017


  MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT


                                                                                                                Net Reserves as of
                                                                         2004 Net Production                     December 31, 2004
                                                                                   (BOE/day)  Actual Production           (MM BOE)
                                                           The Company's      Oil (Bbls/day)      Commencement       Oil (MM Bbls)
Block/Property         Operator        Partner               Interests       Gas(Mmcf/day)              Year              Gas(Bcf)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                Offshore China
-----------------------------------------------------------------------------------------------------------------------------------
Bohai Bay
  Production
-----------------------------------------------------------------------------------------------------------------------------------
  Liaoxi
  Jinzhou 20-2         CNOOC Ltd.                                 100%               7,710              1992                  41.0
                                                                                 Oil 2,698                                Oil 12.1
                                                                                    Gas 30                               Gas 173.2

  Jinzhou 9-3          CNOOC Ltd.                                 100%              13,225              1999                  27.1
                                                                                Oil 12,116                                Oil 23.9
                                                                                     Gas 7                                Gas 19.3

  Suizhong 36-1        CNOOC Ltd.                                 100%              60,475              1993                 178.9
-----------------------------------------------------------------------------------------------------------------------------------
  Chengbei Oil Fields  CNOOC Ltd.                                 100%               4,523              1985                   5.7
-----------------------------------------------------------------------------------------------------------------------------------
  Boxi
  Boxi Oil Fields[1]   CNOOC Ltd.                                 100%              12,800              1997                  15.3
                                                                                Oil 11,195                                Oil 12.3
                                                                                    Gas 10                                Gas 18.4
-----------------------------------------------------------------------------------------------------------------------------------
  Qinhuangdao 32-6
  QHD32-6              CNOOC Ltd.      ChevronTexaco             75.5%              22,429              2001                  99.7
-----------------------------------------------------------------------------------------------------------------------------------
  11/05
  Penglai 19-3         ConocoPhillips  Phillips Bohai              51%               8,871              2002                 131.8
-----------------------------------------------------------------------------------------------------------------------------------
  Bonan
  Bozhong 34-2/34-4    CNOOC Ltd.                                 100%               1,886              1990                   3.2
  Bonan oil Fields     CNOOC Ltd.                                 100%               2,107              2004                  31.7
                                                                                 Oil 1,877                                Oil 10.2
                                                                                     Gas 1                               Gas 128.8
  Bozhong 25-1/25-1S   CNOOC Ltd.      ChevronTexaco             83.8%               4,073              2004                 190.5
-----------------------------------------------------------------------------------------------------------------------------------
  04/36
  Caofeidian 11-1/11-2 Kerr-McGee      Sino-American Energy        51%               4,371              2004                  39.8
-----------------------------------------------------------------------------------------------------------------------------------
  Development
-----------------------------------------------------------------------------------------------------------------------------------
  Liaoxi
  Jinzhou 21-1         CNOOC Ltd.                                 100%                                                        13.8
                                                                                                                           Oil 5.7
                                                                                                                          Gas 48.5
  Luda 4-2/5-2/10-1[2] CNOOC Ltd.                                 100%                                                        92.7
  JZ25-1S              CNOOC Ltd.                                 100%                                                        74.2
                                                                                                                          Oil 30.7
                                                                                                                         Gas 260.5
-----------------------------------------------------------------------------------------------------------------------------------
  Bozhong
  Nanbao 35-2          CNOOC Ltd.                                 100%                                                        75.7
-----------------------------------------------------------------------------------------------------------------------------------
  Qinghuangdao
  QHD 33-1             CNOOC Ltd.                                 100%                                                         3.6
-----------------------------------------------------------------------------------------------------------------------------------
  Boxi
  Qikou 18-9           CNOOC Ltd.                                 100%                                                         3.5
                                                                                                                           Oil 3.3
                                                                                                                           Gas 1.6
  Caofeidian 18-1      CNOOC Ltd.                                 100%                                                         1.7

  Caofeidian 18-2      CNOOC Ltd.                                 100%                                                        12.5
                                                                                                                           Oil 3.2
                                                                                                                          Gas 56.0
-----------------------------------------------------------------------------------------------------------------------------------
  11/05
  Penglai 25-6         ConocoPhillips  Phillips Bohai              51%                                                        10.7
-----------------------------------------------------------------------------------------------------------------------------------

018                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW


MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

                                                                                                               Net Reserves as of
                                                                        2004 Net Production                      December 31,2004
                                                                                  (BOE/day) Actual Production            (MM BOE)
                                                         The Company's       Oil (Bbls/day)     Commencement        Oil (MM Bbls)
  Block/Property        Operator        Partner              Interests        Gas(Mmcf/day)             Year             Gas(Bcf)
-----------------------------------------------------------------------------------------------------------------------------------
    04/36&05/36
    Caofeidian 11-3/11-5  Kerr-McGee   Energy                      51%                                                      1.5
    Caofeidian 12-1/12-1S Kerr-McGee   Energy/New Field            51%                                                     12.8
-----------------------------------------------------------------------------------------------------------------------------------
    Bonan
    Bozhong 34-1/34-1S  CNOOC Ltd.                                100%                                                     24.8
-----------------------------------------------------------------------------------------------------------------------------------
    Bohai Bay Total                                                                142,469                              1,092.3
                                                                               Oil 134,512                            Oil 974.6
                                                                                    Gas 48                            Gas 706.2
-----------------------------------------------------------------------------------------------------------------------------------
  Eastern South China Sea
    Production
-----------------------------------------------------------------------------------------------------------------------------------
    16/08
    Huizhou Oil Fields  CACT            Eni/ ChevronTexaco         51%              15,596              1990               27.6
                                                                                                                       Oil 20.5
                                                                                                                       Gas 43.0
-----------------------------------------------------------------------------------------------------------------------------------
    16/19
    Huizhou 19-3/2/1    CACT            Eni/ ChevronTexaco         51%                 247              2004               25.5
-----------------------------------------------------------------------------------------------------------------------------------
    15/11
    Xijiang 24-3        ConocoPhillips, Pecten                     51%              15,979              1994                9.7
                        CNOOC Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
    15/22
    Xijiang 30-2        ConocoPhillips, Pecten                     40%              10,968              1995               5.4
                        CNOOC Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
    29/04
    Liuhua 11-1         CNOOC Ltd.                                100%              19,497              1996               11.4
-----------------------------------------------------------------------------------------------------------------------------------
    16/06
    Lufeng 13-1         JHN             Japex/New Huanan/NMC       25%               2,851              1993                3.1
-----------------------------------------------------------------------------------------------------------------------------------
    17/22
    Lufeng 22-1         Statoil,        Statoil                    25%                 536              1997                1.1
                        CNOOC Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
    15/34
    Panyu 4-2/5-1       Devon           Burlington                 51%              31,315              2003               33.6
-----------------------------------------------------------------------------------------------------------------------------------
    Development
-----------------------------------------------------------------------------------------------------------------------------------
    Liuhua 07
    Panyu 30-1          CNOOC Ltd.                                100%                                                     87.2
                                                                                                                        Oil 2.7
                                                                                                                      Gas 506.9
-----------------------------------------------------------------------------------------------------------------------------------
    Panyu 33
    Panyu 34-1          CNOOC Ltd.                                100%                                                     30.7
                                                                                                                        Oil 0.6
                                                                                                                      Gas 180.8
-----------------------------------------------------------------------------------------------------------------------------------
    Xijiang 04
    Xijiang 23-1        CNOOC Ltd.                                100%                                                     40.4
-----------------------------------------------------------------------------------------------------------------------------------
    16/06
    Lufeng 13-2         CNOOC Ltd                                 100%                                                     14.1
-----------------------------------------------------------------------------------------------------------------------------------
    Eastern South                                                                   96,989                                289.8
    China Sea Total                                                             Oil 96,989                            Oil 168.0
                                                                                     Gas 0                            Gas 730.8
-----------------------------------------------------------------------------------------------------------------------------------

Annual Report 2004                                                    019

                                                                                                              Net Reserves as of
                                                                       2004 Net Production                      December 31, 2004
                                                                                 (BOE/day) Actual Production             (MM BOE)
                                                        The Company's       Oil (Bbls/day)      Commencement       Oil (MM Bbls)
  Block/Property        Operator      Partner               Interests        Gas(Mmcf/day)              Year             Gas(Bcf)
-----------------------------------------------------------------------------------------------------------------------------------
  Western South China Sea
    Production
-----------------------------------------------------------------------------------------------------------------------------------
    Yulin 35
    Weizhou Oil Fields[3] CNOOC Ltd.                             100%               27,832              1993                 48.1
                                                                                Oil 26,570                               Oil 47.6
                                                                                     Gas 8                                Gas 2.9
-----------------------------------------------------------------------------------------------------------------------------------
    Yangjiang 31/32
    Wenchang 13-1/13-2  CNOOC Ltd.    Husky                       60%               28,051              2002                 37.0
-----------------------------------------------------------------------------------------------------------------------------------
    Yinggehai
    Yacheng 13-1        CNOOC Ltd.    Kufpec BPCEPC               51%               25,403              1995                 84.2
                                                                                 Oil 1,085                                Oil 5.0
                                                                                   Gas 132                              Gas 475.1
-----------------------------------------------------------------------------------------------------------------------------------
    Changjiang 25
    Dongfang 1-1        CNOOC Ltd.                               100%               12,851              2003                233.4
                                                                                   Oil 167                                oil 3.2
                                                                                    Gas 76                            Gas 1,381.0
-----------------------------------------------------------------------------------------------------------------------------------
    Development
-----------------------------------------------------------------------------------------------------------------------------------
    Yangjiang 31/32
    Wenchang 8-3        CNOOC Ltd.                               100%                                                        11.6
    Wenchang 14-3       CNOOC Ltd.                               100%                                                        11.0
    Wenchang 15-1       CNOOC Ltd.                               100%                                                        22.9
    Wenchang 19-1       CNOOC Ltd.                               100%                                                        26.1
-----------------------------------------------------------------------------------------------------------------------------------
    Yinggehai
    Yacheng 13-4        CNOOC Ltd.                               100%                                                        22.4
                                                                                                                          Oil 1.3
                                                                                                                        Gas 126.6
-----------------------------------------------------------------------------------------------------------------------------------
    Ledong 01
    Ledong              CNOOC Ltd.                               100%                                                        83.2
                                                                                                                        Gas 499.2
-----------------------------------------------------------------------------------------------------------------------------------
    Yulin 35
    Weizhou 6-1         CNOOC Ltd.                               100%                                                         5.0

    Weizhou 11-1        CNOOC Ltd.                               100%                                                         9.0

    Weizhou 11-1N       CNOOC Ltd.                               100%                                                         6.8

    Weizhou 11-4N       CNOOC Ltd.                               100%                                                         3.2
-----------------------------------------------------------------------------------------------------------------------------------
    Western South                                                                   94,137                                  603.8
    China Sea Total                                                             Oil 55,873                              Oil 189.7
                                                                                   Gas 215                            Gas 2,484.8
-----------------------------------------------------------------------------------------------------------------------------------
  East China Sea
    Production
-----------------------------------------------------------------------------------------------------------------------------------
    Pinghu
    Pinghu Gas Field    CNOOC Ltd.                                30%                4,963              1998                 11.0
                                                                                 Oil 2,121                                Oil 3.8
                                                                                    Gas 17                               Gas 43.2
-----------------------------------------------------------------------------------------------------------------------------------

020                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW


  MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

                                                                                                              Net Reserves as of
                                                                      2004 Net Production                     December 31, 2004
                                                                               (BOE/day)  Actual Production             (MM BOE)
                                                      The Company's        Oil (Bbls/day)      Commencement       Oil (MM Bbls)
  Block/Property        Operator      Partner              Interests        Gas(Mmcf/day)              Year             Gas(Bcf)
-----------------------------------------------------------------------------------------------------------------------------------
    Development
-----------------------------------------------------------------------------------------------------------------------------------
    Xihu Trough
    Canxue              CNOOC Ltd.    Sinopec                    50%                                                         9.3
                                                                                                                         Oil 5.1
                                                                                                                        Gas 25.4

    Duanqiao            CNOOC Ltd.    Sinopec                    50%                                                         7.7
                                                                                                                         Oil 2.2
                                                                                                                        Gas 32.8

    Chunxiao            CNOOC Ltd.    Sinopec                    50%                                                        31.6
                                                                                                                         Oil 3.8
                                                                                                                       Gas 166.9

    Tianwaitian         CNOOC Ltd.    Sinopec                    50%                                                         5.3
                                                                                                                         Oil 0.1
                                                                                                                        Gas 31.1

    Baoyunting          CNOOC Ltd.    Sinopec                    50%                                                        19.2
                                                                                                                         Oil 4.6
                                                                                                                        Gas 87.5

    Wuyunting           CNOOC Ltd.    Sinopec                    50%                                                         4.7
                                                                                                                         Oil 1.9
                                                                                                                        Gas 16.6
-----------------------------------------------------------------------------------------------------------------------------------
    East China Sea Total                                                            4,963                                   88.7
                                                                                Oil 2,121                               Oil 21.5
                                                                                   Gas 17                              Gas 403.4
-----------------------------------------------------------------------------------------------------------------------------------
    Offshore China Total                                                          338,558                                2,074.6
                                                                              Oil 289,496                            Oil 1,353.7
                                                                                  Gas 280                            Gas 4,325.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                           Indonesia
-----------------------------------------------------------------------------------------------------------------------------------
  Malacca Strait PSC                                                                2,016              1994              Oil 7.4
-----------------------------------------------------------------------------------------------------------------------------------

  Indonesia SES.B.V                                                                41,939                                  148.0
                                                                               Oil 27,925                               Oil 94.5
                                                                                   Gas 84                              Gas 321.4
-----------------------------------------------------------------------------------------------------------------------------------
  Total                                                                           382,513                                2,230.0
                                                                              Oil 319,436                            Oil 1,455.6
                                                                                  Gas 364                            Gas 4,646.6
-----------------------------------------------------------------------------------------------------------------------------------

[1.] The production and reserves for Qikou 18-2 that commenced operation during the period was included under Boxi oil fields group.
[2.] Luda 10-1 commenced production ahead of the schedule in early 2005. [3.] The reserves for Weizhou 12-1N Project was included under Weizhou oil fields group.

Annual Report 2004                                                    021

REVIEW BY AREA

In 2004, the Company obtained outstanding results in its major exploration activities. The Company made 5 oil and gas discoveries offshore China, including 4 independent discoveries, namely Bozhong 34-1 (block 4), Bozhong 34-1 (block 5), Jinzhou 21-1S and Huizhou 26-3. Our partner Kerr-McGee made a discovery at Caofeidian 14-5. In Indonesia, the Company obtained 1 oil and gas discovery, KE7-3.

[PICTURE OMITTED]

During the reporting period, the Company acquired 32,265 kilometers of 2D seismic data offshore China, all of which were acquired independently. We also acquired 4,530 square kilometers of 3D seismic data, including 4,140 square kilometers acquired independently, and 390 square kilometers acquired by PSC partners. The Company completed 60 exploration wells in 2004. 52 were drilled offshore China, in which 36 were independent wells, whilst 16 were PSC wells.

In offshore China, the Company successfully appraised 14 hydrocarbon-bearing structures, 11 were independent appraisals, including Jinzhou 25-1S, Luda 27-2, Luda 32-2, Bozhong 34-1 (block 3), Bozhong 34-1 (block 4), Qinhuangdao 33-1, Jinzhou 9-3E, Weizhou 12-1, Weizhou 11-1N, Liuhua 19-5, Panyu 34-1. There were 3 PSC appraisals, including Penglai 14-3, Weizhou 12-8, and Canxue-4.

[PICTURE OMITTED]

Bohai Bay

Bohai Bay is the company's most important oil and gas production base offshore China.Its contribution of oil and gas production and reserves to the Company ranked the top in the past years. As at 31 December 2004, the Company has net proved reserves of 1,092 million BOE in the Bohai bay area, accounting for 49% of the Company's total. In 2004, the average daily production in the area amounted to 142,469 BOE, accounting for 37% of the Company's total. The Company has exploration licenses of 15 blocks in the region and our partners have 8 PSC blocks.

022                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW



In 2004, there were altogether four new oil and gas projects that commenced production in Bohai Bay, namely Qikou 18-2, Caofeidian 11-1/11-2, Bozhong 25-1/25-1S, and Bonan oil and gas field. The importance of the area as the Company's core area was further protruded.

In 2004, the Company sustained a strong momentum in oil and gas exploration in this region. Seismic and drilling activities were increased, and encouraging exploration results obtained. The Company made four oil and gas discoveries in Bohai Bay in the year, including Bozhong 34-1 (Block 4), Bozhong 34-1 (block
5), Jinzhou 21-1S and Caofeidian 14-5, and successfully appraised eight hydrocarbon-bearing structures, including Jinzhou 25-1S, Luda 27-2, Luda 32-2, Bozhong 34-1 (block 3), Bozhong 34-1 (block 4), Qinhuangdao 33-1, Jinzhou 9-3E, and Penglai 14-3. Therefore, these results laid solid basis for future production growth in this area.

In 2004, 27 wells were drilled in Bohai Bay and 2,154 square kilometers of 3D seismic data were acquired. Of these, 19 (including 8 wildcat wells and 11 appraisal wells) were drilled independently. 8 wells were drilled by PSC partners, including 7 wildcat wells, 1 appraisal well, and 390 square kilometers of 3D seismic data were acquired.

In Bonan block, the Company drilled 3 wildcat wells, 2 appraisal wells, and made 2 oil and gas discoveries, namely Bozhong 34-1 (block 4) and Bozhong 34-1 (block 5), and successfully made appraisals in Bozhong 34-1 (block 3) and Bozhong 34-1 (block 4).

[PICTURE OMITTED]

Annual Report 2004                                                    023

[PICTURE OMITTED]

In Liaodong Bay block, the Company drilled 5 wildcat wells, 7 appraisal wells, made a new oil and gas discovery in Jinzhou 21-1S, and successfully made appraisals to 3 hydrocarbon-bearing structures, including Jinzhou 25-1S, Luda 27-2 and Jinzhou 9-3E.

The Company drilled an appraisal well in Bozhong block, and successfully appraised the structure of Qinhuangdao 33-1. The Company also successfully appraised Luda 32-2 in block 06/17.

In 2004, our partner ConocoPhillips successfully drilled an appraisal well on Penglai 14-3 structure in block 11/05.

Another partner, Kerr-McGee conducted drillings in block 04/36, 09/06 and 09/18, and successfully made an oil and gas discovery in Caofeidian 14-5 in block 09/06.

In other PSC blocks, our partners also conducted exploration drillings and seismic acquisitions.

Western South China Sea

Production of natural gas has always been the highlight in this area. The Company's two large natural gas fields, Yacheng 13-1 and Dongfang 1-1, are located in this area.

As at the end of 2004, the Company has a total of 604 million BOE of net proved reserves in the Western South China Sea, accounting for 27% of the Company's total net proved reserves. The Company's average daily net production in the area amounted to 94,137 BOE, or 25% of the Company's total.

During the reporting period, the Company had 34 exploration licenses in the Western South China Sea and our partner had 8 blocks.

2004 was the first year after the Company successfully assumed operatorship of Yacheng 13-1. The smooth operation of the gas field made the Company more confident to operate independently.

In 2004, the Company drilled 12 wells in this area, which included 5 wildcat wells and 3 appraisal wells independently, and acquired 13,827 kilometers of 2D seismic data and 1,047 square kilometers of 3D seismic data. Our partner drilled 2 wildcat wells and 2 appraisal wells, and 3 hydrocarbon-bearing structures were successfully appraised during the year.

The Company drilled 3 appraisal wells in Yulin block 35 of Beibu Gulf, and successfully appraised 2 hydrocarbon-bearing structures, namely Weizhou 11-1N and Weizhou 12-1. Roc Oil (China) Company drilled a wildcat and 2 appraisals in the 22/12 block of Beibu Gulf, and successfully appraised the hydrocarbon-bearing structure of Weizhou 12-8. During the year, the Company announced the successful commencement of Weizhou 12-1N in this area.

In addition, the Company drilled a number of wildcat wells and acquired seismic data in Zhu III Sag, Qiongdongnan basin and Yinggehai basin.

024                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW


[PICTURES OMITTED]

Eastern South China Sea

Crude oil production has always been an important business in the Eastern South China Sea. In recent years, the Company was delighted to discover that the natural gas business in this area has been developing rapidly.

After we made a breakthrough in Baiyun Trough in the Pearl River Mouth basin in 2003, the Company again successfully appraised 2 hydrocarbon-bearing structures in this area, namely Liuhua 19-5 and Panyu 34-1 in 2004. The potential for natural gas exploration in this area has provided a solid foundation for the natural gas market in Pearl River Delta. At the same time, it increased the exploration potential in the adjacent deep water areas, indicating the hydrocarbon generating conditions and good exploration prospects in the deep water areas of the Eastern South China Sea.

The Company's net proved reserves in the Eastern South China Sea amounted to 290 million BOE, accounting for approximately 13% of the Company's total net proved reserves. The average daily net production in the Eastern South China Sea was 96,989 BOE, or 25% of the Company's total.

The Company had exploration licenses in 38 blocks in this area, while our partner had 7 blocks.

In 2004, the Company drilled 8 wells in this area, of which 3 wildcat wells and 3 appraisal wells were independent wells, and acquired 6,560 kilometers of 2D seismic data, 1,329 square kilometers of 3D seismic data. Meanwhile our PSC partner drilled 2 wildcat wells.

During the period, the Company made a new discovery (Huizhou 26-3) in this area, and successfully appraised 2 structures, namely Liuhua 19-5 and Panyu 34-1.

In 2004, the Company also drilled 1 wildcat well independently in Xijiang 04 block, and our partner Devon drilled 2 wildcat wells in block 15/34 .

During the reporting period, CNOOC entered into a petroleum contract with Husky Oil China Limited with respect to the deep water block 29/26 in Pearl River Mouth Basin in the Eastern South China Sea. Under the terms of the contract, we may back into up to 51% of any commercial discoveries at no cost in the block.

East China Sea
At the end of 2004, the Company had net proved reserves of 89 million BOE in the East China Sea, accounting for approximately 4% of the Company's total net proved reserves. The average daily net production in the East

Annual Report 2004                                                    025

[PICTURE OMITTED]

China Sea was 4,963 BOE, or 1% of the Company's total.

The Company had exploration licenses in 47 blocks in this area, while our partner had 3 contract blocks.

In 2004, the Company drilled 3 wildcat wells independently and 1 wildcat well cooperatively in this area, 1 appraisal well, and successfully appraised structure of Canxue in this area. The Company acquired 4,058 kilometers of 2D seismic data in the Southern Yellow Sea areas.

The Company conducts joint exploration in Xihu Trough of the East China Sea with Sinopec.

During the reporting period, there were some changes to our partners in the Xihu project in this area. As no agreement could be reached with respect to the development plan, Pecten Orient Company LLC. and Unocal East China Sea Ltd. elected not to participate in the next development stage. This did not affect the normal operations of the Xihu project, and the Company is still confident about the prospects of the project.

Overseas

As at 31 December 2004, the Company had net proved reserves of 155 million BOE in Indonesia, accounting for 7% of the Company's total net proved reserves. The Company's average daily production in the area was 43,955 BOE, or 11% of our total production.

During the period, the Company and our partner KODECO made a new discovery KE7-3 in the West Madura PSC area in the East Java Sea of Indonesia.

In 2004, the Company increased its equity interest in the Tangguh LNG Project in Indonesia to 16.96%.

026                     OPERATIONS                               CNOOC LIMITED
                        OVERVIEW

  TABLE OF MAJOR EXPLORATION BLOCKS


                                                                                                             Exploration License
                                                 Block Area                                                       (Commencement-
  Blocks                                              (km2)                                     Partner              Expiration)
-----------------------------------------------------------------------------------------------------------------------------------
  Middle of Bohai Bay                                 4,974                                                      26.4.04~26.4.06
  Southern Bohai Bay                                  3,679                                                        6.8.04~8.6.06
  Western Bohai Bay                                   1,895                                                        8.6.04~8.6.06
  Western Liaodong Bay                                3,344                                                       31.3.00~8.4.06
  Eastern Liaodong Bay                                2,829                                                        2.7.01~2.7.06
  Eastern Bozhong                                     1,861                                                      30.5.04~30.5.06
  Bohai Block 09/11                                     843                                                        5.4.04~5.4.06
  Bohai Block 06/17                                   2,586                                                      20.2.03~20.2.05
  Bohai Block 02/31                                   4,990                                                      29.5.03~29.5.05
-----------------------------------------------------------------------------------------------------------------------------------
  Independent Total                                  27,000
-----------------------------------------------------------------------------------------------------------------------------------
  Bohai Block 11/19                                   3,068                               ChevronTexaco          29.5.04~29.5.05
  Bohai Block 05/36                                   2,766    Kerr-McGee/Newfield/Sino-American Energy          10.2.04~10.2.06
  Eastern Bohai Block 11/05                           3,601                              Conocophillips          16.8.04~16.8.06
  Western Bohai Block 11/05                           2,897                              Conocophillips          10.2.04~10.2.06
  Bohai Block 09/18                                   2,218                                 Kerr-McGeee            4.4.04~4.4.06
  Bohai Block 04/36                                   1,694             Kerr-McGee/Sino-American Energy            1.1.04~1.1.06
-----------------------------------------------------------------------------------------------------------------------------------
  PSC Total                                          16,244
-----------------------------------------------------------------------------------------------------------------------------------
  Bohai Total                                        43,244
-----------------------------------------------------------------------------------------------------------------------------------
  North Yellow Sea                                    6,471                                                      25.5.01~25.5.06
  Northern Trough (Northen South Yellow Sea)            912                                                      30.8.00~30.8.05
  Xihu Hangzhou 26 (East China Sea)                   3,642                                                      31.3.03~31.3.05
  Xihu Hangzhou 17 (East China Sea)                   4,227                                                      28.8.01~28.8.08
  Xihu Huangyan 04 (East China Sea)                   2,848                                                      28.8.01~28.8.08
  Xihu Zhenhai 01 (East China Sea)                    1,536                                                      28.8.01~28.8.08
  Lishui -Jiaojiang Trough (East China Sea)           6,767                                                     31.3.00~28.11.05
  Kunshan Block 02 (East China Sea)                   2,628                                                      11.5.01~11.5.06
  Jinhua Block 12 (East China Sea)                    6,931                                                      11.5.01~11.5.06
  Tiantai 32 (East China Sea)                         5,400                                                      17.7.01~17.7.06
  Fuzhou Block 02 (East China Sea)                    3,064                                                      11.5.01~11.5.06
  Taibei Block 27 (East China Sea)                    7,379                                                        9.7.01~9.7.06
  Taoyuan 07 (East China Sea)                         6,457                                                        9.7.01~9.7.06
  Jilong 25 (East China Sea)                          5,692                                                        9.7.01~9.7.06
-----------------------------------------------------------------------------------------------------------------------------------
  Independent Total                                  63,952
-----------------------------------------------------------------------------------------------------------------------------------
  Block 32/32 (East China Sea)                          513                       PrimeLine - Petroleum          11.7.02~11.7.04
-----------------------------------------------------------------------------------------------------------------------------------
  PSC Total                                             513
-----------------------------------------------------------------------------------------------------------------------------------
  East China Sea Total                               45,681
-----------------------------------------------------------------------------------------------------------------------------------

Annual Report 2004                                                    027

  TABLE OF MAJOR EXPLORATION BLOCKS (continued)


                                                                                                             Exploration License
                                                 Block Area                                                       (Commencement-
  Blocks                                              (km2)                                     Partner              Expiration)
-----------------------------------------------------------------------------------------------------------------------------------
  Xijiang 04 (Pearl River Mouth Basin)              7,969                                                        11.5.01~11.5.06
  Lufeng 06 (Pearl River Mouth Basin)               4,457                                                        11.5.01~11.5.06
  Huizhou 31 (Pearl River Mouth Basin)              3,074                                                        11.5.01~11.5.06
  Enping 15 (Pearl River Mouth Basin)               5,833                                                        11.5.01~11.5.06
  Enping 10 (Pearl River Mouth Basin)               6,547                                                        11.5.01~11.5.06
  Panyu 33 (Pearl River Mouth Basin)                4,830                                                        11.5.01~11.5.06
  Liuhua 07 (Pearl River Mouth Basin)               4,172                                                        11.5.01~11.5.06
  Dongsha 04 (Pearl River Mouth Basin)              5,295                                                        11.5.01~11.5.06
  Kaiping 14 (Pearl River Mouth Basin)              7,753                                                        11.5.01~11.5.06
  Kaiping 32 (Pearl River Mouth Basin)              8,104                                                        11.5.01~11.5.06
  Dongsha 32(Pearl River Mouth Basin)               7,350                                                        5.11.03~5.11.10
-----------------------------------------------------------------------------------------------------------------------------------
  Independent Total                                65,381
-----------------------------------------------------------------------------------------------------------------------------------
  Block 15/34 (Pearl River Mouth Basin)             4,984                  Devon/Burlington                    24.12.03~24.12.05
-----------------------------------------------------------------------------------------------------------------------------------
  PSC Total                                         4,984
-----------------------------------------------------------------------------------------------------------------------------------
  Eastern South China Sea Total                    70,365
-----------------------------------------------------------------------------------------------------------------------------------
  Weizhou 12 (Beibu Gulf)                           6,980                                                        11.5.01~11.5.06
  Yulin 35 (Beibu Gulf)                             6,050                                                        11.5.01~11.5.06
  Weizhou 26 (Beibu Gulf)                           4,358                                                        5.11.03~11.5.06
  Ledong 01 (Yinggehai)                             6,543                                                        3.12.03~3.12.05
  Lingtou 20 (Yinggehai)                            2,684                                                        30.8.00~30.8.05
  Lingao 11 (Yinggehai)                             4,117                                                        11.5.01~11.5.06
  Sonttao 22 (Qiongdongnan)                         4,063                                                        11.5.01~11.5.06
  Sonttao 31 (Qiongdongnan)                         5,264                                                        11.5.01~11.5.06
  Lingsui 18 (Qiongdongnan)                         7,738                                                          6.8.02~6.8.07
  Yangjiang 31 (Pearl River Mouth Basin)            6,003                                                        3.12.03~3.12.05
  Qionghai 28 (Pearl River Mouth Basin)             5,208                                                        11.5.01~11.5.06
  Wenchang 11 (Pearl River Mouth Basin)             4,901                                                        11.5.01~11.5.06
-----------------------------------------------------------------------------------------------------------------------------------
  Independent Total                                63,907
-----------------------------------------------------------------------------------------------------------------------------------
  North Wanan-21 A                                  6,801     Benton Offshore China Company                      30.9.03~30.9.05
  North Wanan-21 B                                  6,118     Benton Offshore China Company                      30.9.03~30.9.05
  North Wanan-21 C                                  6,372     Benton Offshore China Company                      30.9.03~30.9.05
  North Wanan-21 D                                  6,126     Benton Offshore China Company                      30.9.03~30.9.05
-----------------------------------------------------------------------------------------------------------------------------------
  PSC Total                                        25,417
-----------------------------------------------------------------------------------------------------------------------------------
  Western South China Sea                          89,325
-----------------------------------------------------------------------------------------------------------------------------------
  Total                                           267,399
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         As at December 31, 2004


028                     CORPORATE                                CNOOC LIMITED
                        GOVERNANCE


[Graphic omitted]

Governance standards

The Company has always uphold and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and our shareholders. Perfect and strict standard of corporate governance enables us to operate steadily and efficiently and is in the long term interests of the Company and its shareholders.

Since our listing, we have been endeavoured to maximize shareholders' value. In 2004, the Company strictly executed its corporate governance policies, and ensured that all decisions were made on principles of trust and fairness in an open and transparent manner, so as to protect the interests of all our shareholders.

The Company has Board and committee members who are dedicated, professional and accountable. Internationally recognised figures serve on our international advisory board to further enhance our corporate governance standards.

BOARD OF DIRECTORS
The Company's board of directors consists of eight members. Four of them are independent non-executive directors. These four non-executive directors come from other areas outside China, and are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company's strategic decisions. The diverse background of the board members ensures that they fully represent the interests of all our shareholders.

The board holds three regular annual meetings per year, and extraordinary meetings are held if required.

The Company has appointed an audit committee, a remuneration committee and a nomination committee. The terms of reference consisting of these committees during this year ended 31 December 2004 are described below.

AUDIT COMMITTEE
The audit committee consists of three independent non-executive directors, with Professor Kenneth Courtis designated as the audit committee financial expert for the purposes of U.S. securities laws. The committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company's accounts, evaluating the Company's auditing scope and procedures, and evaluating internal control systems. The committee is also responsible for setting up internal monitoring systems so as to allow the Board to monitor the Company's entire financial position, to protect the Company's assets, and to prevent major errors resulting from financial reporting or loss. The Board is responsible for these systems and appropriate delegations and guidance have been made. In addition, the chairman of the audit committee presents a report each year to the Board describing the committee's major activities during the year.

Annual Report 2004                                                    029


                  The Company is now reviewing its Code of Ethics adopted on 28 August 2003, so as to comply with the latest corporate governance standards. The Company will inform all management officers and require them to comply with these code of ethics, so as to ensure our operation is proper and lawful. We will take disciplinary actions towards any act which is in breach of the Code of Ethics.

REMUNERATION COMMITTEE
Comprising of three independent non-executive directors, the remuneration committee is responsible for reviewing information pertaining to all executives' salaries, bonuses, share options packages, performance appraisal systems and retirement plans.

NOMINATION COMMITTEE
The nomination committee is consisted of an executive director and two independent non-executive directors. Its role is to establish proper procedures for the selection of the Company's leadership positions, upgrade the quality of board members and perfect the Company's corporate governance structure. The committee's major authority and responsibilities are to nominate and affirm candidates approved by the Board, to review the structure and composition of the board on a regular basis and to evaluate the leadership abilities of executive and non-executive directors to ensure the competitive position of the organisation.

ENHANCING TRANSPARENCY AND COMMUNICATION WITH INVESTORS
With a policy of being transparent, strengthening investor relations, and providing consistent, stable and extraordinary returns to shareholders, the Company seeks to ensure that information is transparent. We have a professionally-run investor relations department to serve as a communication channel between the Company and its shareholders and investors. Besides announcing its interim and annual results to shareholders and investors, according to regulations, the Company also publicises its major business developments through press releases, announcements and the company website.



     Attendance at full board meetings in 2004

                                                         No. of Meeting attended
     Executive Directors                                  (9 meetings in total)
------------------------------------------------------------------------------
     Fu Chengyu                                                     9

     Luo Han                                                        9

     Jiang Longsheng                                                9

     Zhou Shouwei                                                   9


     Independent Non-executive Directors
------------------------------------------------------------------------------
     Chiu Sung Hong                                                 9

     Kenneth S.Courtis                                              9

     Erwin Schurtenberger                                           9

     Evert Henkes                                                   9



CODE OF ETHICS
The board of directors adopted a Code of Ethics on 28 August 2003 to provide guidelines to the senior management in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company's assets as well as reporting requirements for listed companies.

All our senior management members are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company's operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissals.

The Company is now reviewing its Code of Ethics adopted on 28 August 2003, so as to comply with the latest corporate governance standards. The Company will inform all management officers and require them to comply with these code of ethics, so as to ensure our operation is proper and lawful. We will take disciplinary actions towards any act which is in breach of the Code of Ethics.

030                     HEALTH, SAFETY AND                     CNOOC LIMITED
                        ENVIRONMENT



The Company places emphasis on professional training with respect to Health, Safety and Environment
[PICTURE OMITTED]

Annual Report 2004                                                    031

[PICTURE OMITTED]
Implementation of systematic management
Caring for employees' health, safety and environment has long been the operating principles of the Company. In 2004, the Company's OSHA statistical results continued to be above average in the industry. The Company made achievements to improve the implementation of HSE standards offshore China.

The senior management and the whole staff of the Company recognize that the issues related to health, safety and environmental protection ("HSE") are as important as exploration and production operations. Therefore, the Company as a whole has paid great attention to the HSE.

In 2004, the performance of the Company in HSE was satisfactory: during the year, the Company recorded no major oil spills, or any safety related liabilities that exceeded RMB1 million per incident.

According to the Company's OSHA statistical results, we were above-average rating as compared with our peers. We are continuously improving our HSE performance.

During the reporting period, the Company made achievements to improve the implementation of HSE standards offshore China.

SYSTEMATIC MANAGEMENT
The Company continued to evaluate and improve its performance by redefining its goals and taking remedial measures in order to further enhance the HSE system of the Company in 2004.

In 2004, the Company completed its senior management review of two branches in China and CNOOC SES Ltd. as scheduled. Through the senior management review, the Company's HSE management was further improved. The regulation of CNOOC's HSE Management in respect of production and

032                     HEALTH, SAFETY AND                     CNOOC LIMITED
                        ENVIRONMENT



business operations was fully implemented. The "Crisis Management plan" of the Company was also strengthened after modification.

Further contribute to the promotion of offshore oil spill awareness, the Company continued to cooperate with Bohai Bay Oil Spill Awareness Center and support the establishment of the oil spillage awareness organizations in South China Sea.

As a major member of the "China State Offshore Oil Spill Emergency Plan" organized by State Oceanic Administration, the Company continued to conduct researches and discussions on issues relating to resources sharing and risk assessment in case of offshore oil spill.

In 2004, the Company further strengthened the safety management procedures for high-risk activities such as those involving helicopter, diving and loading operations. In addition, the Company reinforced safety checks and tightened safety management on site.

In 2004, the Company adopted the HSE in managing other workers and contractors on a regular and orderly basis.

During the reporting period, our HSE principles and management have gained public recognition in various occasions.

In 2004, as the only Chinese OGP member, the Company provided assistance to OGP in organizing its 30th anniversary seminar. The Company also participated in the conferences on safety issues related to major incidents.

[PICTURE OMITTED]

Annual Report 2004                                                    033

EMPLOYEE EDUCATION
The Company has spared no effort in promoting HSE among all its employees and has encouraged them to put these ideas into practice in work and life.

During the period, the Company organized a series of training covering the main areas of HSE regulations, special operations and offshore rescue with more than 10,000 people participated.

Certain organizations have adopted the HSE concepts as major criteria to evaluate the performance of employees.

In 2004, the Company emphasized fire prevention and safe driving of vehicles in employees' training. The Company also provided employees with training on risk avoidance and prevention and also distributed them with office fire prevention equipment.

Regarding the healthcare of the employees, the Company has developed a healthcare management software for the purpose of assigning duties in accordance with the health of the employees in 2004.


CNOOC Ltd's OSHA occupational injury & occupational disease statistics of 2004

                                                                           Number of Number of
                                             Rate of  Number of   Rate of  days away days away
                         Gross  Recordable recordable   cases      cases   & working & working
Scope                  man-hour    cases      cases     away       away     shifts    bounds      Death
----------------------------------------------------------------------------------------------------------
Permanent workers      7,213,227     0        0.000       0          0         0       0.000        0
----------------------------------------------------------------------------------------------------------
Permanent workers,
  other workers & direct
  contractors         30,917,203    37        0.239      17        0.110      100      0.647        1

[PICTURE OMITTED]

034                     CORPORATE                                CNOOC LIMITED
                        CITIZEN


Responsibility as to Society
In the overseas, the Company has insisted on respecting local cultures. Different ways were sought to enhance communication with the local community.

QUALIFIED CORPORATE CITIZEN
While striving for its successful development, the Company as a "corporate citizen", has persisted in fulfilling its responsibilities to the society, employees and environment by actively participating in social charity for the purpose to be a responsible and qualified corporate citizen.

RESPONSIBILITY AS TO SOCIETY
In 2004, the Company contributed to the society by participating in social charity activities.

During the reporting period, the Company continued to be engaged in the development project in Nima County in the Tibet Autonomous Region. The public utilities and environment in the region have made significant improvements. The Company is so delighted to share the fruits of success.

In 2004, the Company and its branches worked together in organizing different kinds of charity activities including poverty relief, assistance and financial aid to the poor and handicapped, free blood donations, tree-planting and caring for the elderly so as to contribute to the society.

[PICTURE OMITTED]

Annual Report 2004                                                    035

[PICTURE OMITTED]
In the overseas, the Company has insisted in treating local cultures with respect. Different ways were sought to enhance communication with the local community.

In 2004, the Company sponsored the "Boao Forum" again and delegated members to participate in the "Energy Forum for Asia" featuring the "Asia Energy Cooperation and Development" that was the first time held in the overseas.

[PICTURE OMITTED]
In Australia, the Company donated to the cultural organizations such as the Western Australia Symphony Orchestra in order to develop closer ties with the local community.

In Indonesia, the Company introduced a scholarship program for a part of juvenile generation in Seribu Island, which donated books and stationeries to the students. Numerous patrolling vessels were also donated to the police. At the same time, foods, drinks and clothing were also donated to the orphans and elderly in the region, and gave them blessing for the festival. In addition, there were also initiatives to donate for the construction of Muslim temple and the supporting for youth activities.

Following the southeast tsunami disaster by the end of 2004, the Company immediately donated abundant relief resources and funds to affected countries like Indonesia. The Company is eager to share social responsibilities with the global community.

036                     HUMAN                                  CNOOC LIMITED
                        RESOURCES



                  The Company incorporated the motto of caring for its staff into its overall development mission

                  People-Oriented
                  [PICTURE OMITTED]

Annual Report 2004                                                    037


With human resources as first priority and people-oriented and employee focused in mind, we focused on the overall development of our staff, whilst the Company was under its rapid and efficient development, and created a win-win position for the staff and the Company.

TRAINING FOR THE CORPORATE
The Company identifies employees as the most valuable assets. They are the cores of the Company's current and future development. In 2004, the Company further committed to the concept of reliance on the people.

In 2004, the Company established and implemented human resources strategies appropriate for its development, thus providing a strong support for international development and competitiveness.

Regarding its medium to long-term development objectives, the Company introduced work relocation measures within the organization during the reporting period. It has also dedicated to improve the quality of the two teams namely the management and technicians in order to ensure sustainable development of human resources.

[Graphic omitted]
Professionals
In 2004, the Company persisted in committing to the goals of its development strategies that are based on such principles as "human resources as the first asset" and "people-oriented and employee focus". The Company has established and introduced human resources strategies appropriate for its development. The human resources management system and its related measures were further improved. The reforms on wage and salary system were strengthened. The business and operating process were modified. Further studies and trials were made to increase the competitiveness of human resources. These help to further harmonize the Company's management system and structure with those of the international energy companies and provide a strong support for international development and competitiveness.

038                     HUMAN                                  CNOOC LIMITED
                        RESOURCES



ENHANCING HUMAN RESOURCES MANAGEMENT SYSTEM AND ITS SUPPORTING SYSTEMS Effective and appropriate performance appraisal system was further implemented in the Company to ensure that the employees' own personal goals would be closely connected with those of the Company's business development.

Measures were taken to introduce a performance appraisal system for its branches. The introduction of this system helps to connect the overall objectives of the Company with the operating goals of different units in an effective manner. While ensuring the smooth implementation of its goals, the Company also boosted the operating result of its branches in a appropriate way.

[PICTURE OMITTED]
The Company proactively promoted the implementation of the performance appraisal system. With the comprehensive understanding by the employees towards its significance, the system will be pursued for as planned in an orderly manner.

IMPROVING THE REMUNERATION SYSTEM AND REWARD POLICIES
During the year, the Company reinforced the remuneration scheme of the offshore workers under the current framework of salary and benefit plan that harmonized with the market. A new salary scheme for offshore workers was also introduced.

The Company also adopted a series of reward policies by rewarding employees with outstanding contribution such as "minimizing exploration cost and best drilling awards" during the reporting period.

Annual Report 2004                                                    039

STRENGTHENING THE REFORM OF WAGE AND SALARY SYSTEM AND MODIFYING THE OPERATING PROCESS
Based on the reforms in the previous year, the Company has conducted reviews in respect of organization structure, headcounts and operating process of the entire system with regard to the new situation and requirements of its development. The Company has modified its organization structure and headcounts. It has also increased the number of employees of different branches and the number of research officers of its research center.

In view of the rapid development of its overseas markets, the Company prepared supplementary human resources-related service policies for different regions in a timely manner.

[PICTURE OMITTED]

RESHAPING THE FUTURE OF EMPLOYEES
The Company has continued to enforce its well-established training system in 2004.

During the year, after taking into account the personal development of its employees and the practical needs of human resources management, the Company provided the employees with two types of training namely the regular and specific training. Regular training was coordinated primarily by the human resources department, which focused on the mutual needs of the same type and same level of employees. Specific training is organized by the Company's various departments in order to meet their specific needs and those of the employees.

With the implementation of personal development system, the Company has organized and implemented different types of professional and comprehensive management training to meet its specific needs. The Company has organized a total of 641 training classes throughout the year with 8,816 participants and a total of 42,506 training hours.

040                     DIRECTORS AND                         CNOOC LIMITED
                        SENIOR MANAGEMENT


Kenneth S. Courtis   Zhou Shouwei   Chiu Sung Hong   Luo Han   Jiang Longsheng
Erwin Schurtenberger                Fu Chengyu                 Evert Henkes


[PICTURE OMITTED]

Annual Report 2004                                                    041

EXECUTIVE DIRECTORS

Fu Chengyu
Born in 1951. Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation ("CNOOC") in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was the General Manager of China Offshore Oil Eastern South China Sea Corporation.

In 2000, Mr. Fu was appointed as Deputy General Manager of CNOOC.
Subsequently, he was appointed as a Director, Executive Vice President, President and Chief Operating Officer of the Company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of our affiliate, China Oilfield Services Ltd.

In October 2003, Mr. Fu was appointed as President of CNOOC. He was also appointed as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective 16 October 2003. In November 2003, Mr. Fu resigned his Chief Executive Officer position from China Oilfield Services Ltd.

Luo Han
Born in 1953. Mr. Luo received a doctorate degree from the China Petroleum University. He has over 30 years of experience in the oil industry in the PRC. He was appointed as an Executive Director of the Company in December 2000. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited `s Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

Jiang Longsheng
Born in 1945. Mr. Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 35 years' experience in the oil industry in the PRC. He was appointed as a Director of the Company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed as the Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982.

Zhou Shouwei
Born in 1950. Mr. Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed as a Director and Executive Vice President of the Company in September 1999. He was also the General Manager of CNOOC China Limited and is responsible for the management and operation. Since 2002, Mr. Zhou became the Vice President of CNOOC. Mr. Zhou was appointed the President of the Company in August 2002. Mr. Zhou was the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC, the General Manager of Tianjin branch of CNOOC China Limited and became the chairman of CNOOC Engineering Company Limited, a subsidiary of CNOOC, on 6 December 2003. He joined CNOOC in 1982.

INDEPENDENT NON-EXECUTIVE DIRECTORS
Chiu Sung Hong
Born in 1947. Mr. Chiu received an LL.B. degree from the University of Sydney. He is

042                     DIRECTORS AND                         CNOOC LIMITED
                        SENIOR MANAGEMENT


admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company in September 1999.

Dr Kenneth S. Courtis
Born in 1946, is the Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He specializes in economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. After graduating with honors from Glendon College in Toronto, Professor Courtis received an M.A. in international economics from Sussex University, England, an M.B.A. in finance and strategy from the European Institute of Business Administration and a Ph.D. from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank where he was Managing Director.

Dr Erwin Schurtenberger
Born in 1940, is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy at the University of Paris. He was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's public of Korea and the Republic of Mongolia from 1988 to 1995. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the boards of directors of ROBERT BOSCH RBint and its International Advisory Board, BUHLER GROUP Switzerland, FIRMENICH-China, TAIKANG Life Insurance, WINTERTHUR Insurances (Asia).

Evert Henkes
Born in 1944, served as the CEO of Shell global chemical business from 1998to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell's Metals Coordinator, Shell chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, BPB Plc, Semb Corp. Industries Ltd. And Outokumpu Oy.

COMPANY SECRETARY
Cao Yunshi
Born in 1945. Mr. Cao is the Company Secretary, the General Counsel and a Senior Vice President of the Company. From 1992 to 1999, he was the Director of the Legal Department of CNOOC. He has been the General Counsel of CNOOC since 1999. Mr. Cao is a senior economist and licensed lawyer in the PRC. He began his career in 1968, and has extensive experience in production sharing contracts. He received a B.S. degree from the Beijing Petroleum Institute and studied law at the Law School of Columbia University. Mr. Cao joined CNOOC in 1982.

SENIOR MANAGEMENT
Cao Yunshi (Please refer to "Company Secretary")

Yang Hua
Born in 1961. Mr. Yang is the Chief Financial Officer and Senior Vice President of the Company and President of CNOOC International Limited. He is a senior engineer. He received his B.S. degree from China Petroleum Institute. From 2003 to 2004, he received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He has over 22 years' experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was the Deputy Director and Acting Director of the Overseas Development Department of CNOOC.

Annual Report 2004                                                    043


Qiu Mark
Born in 1964. Dr. Qiu is the Senior Vice President of the Company. Prior to this, he was the Chief Financial Officer and Senior Vice President of the Company. He has been worked for the investment bank Salomon Smith Barney as the head of Asia Oil & Gas Investment Banking group. He previously held several management positions at Atlantic Richfield Corporation ("ARCO") of United States. He was the Federal Government Relations Director of ARCO in Washington, D.C. Prior to that, he was a Vice President of ARCO China Ltd., ARCO's subsidiary in China. He was a consultant with the leadership succession planning consulting firm of RHR International. Mr. Qiu received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He also has a Master degree and a Ph.D. degree in Decision Sciences from the University of Texas at Arlington.

Chen Wei
Born in 1958. Mr. Chen is a Senior Vice President of the Company and Director of the Research Center. A senior engineer, he received his B.S. degree from China Petroleum University and holds an MBA degree of Tsinghua University. He has over 22 years' experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and was the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, Deputy Manager of the Overseas Research department, the Manager of the Information Department, the Deputy Director of the Research Center, the General Manager of the Human Resources Department of CNOOC and the Senior Vice President and General Manager of the Administration Department of the Company.

Zhang Guohua
Born in 1960. A Senior Vice President of the Company and General Manager of Exploration Department, Mr. Zhang is a senior engineer, responsible for the exploration work of offshore China as well as the reserve management. He is a geologist, and received his B.S. degree from Ocean Institute of Qingdao. He also studied in the Business Institute of University of Alberta in 2001. Mr. Zhang joined CNOOC in 1982 and worked as Exploration Manager of China Offshore Oil Western South China Sea Corporation, a Chief Geologist of CNOOC Research Center and the Assistant to General Manager of CNOOC China Limited.

Liu Jian
Born in 1958. Mr. Liu is a Senior Vice President of the Company and General Manager of Development and Production Department. He is a senior engineer and is responsible for the development and production of oil & gas of the Company. He received his B.S. degree from Huazhong Institute of Technology and MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982 and was the Manager of CNOOC Bohai Corporation, the Vice President of Tianjin branch office and the President of Zhanjiang branch office.

Li Ning
Born in 1964. A Senior Vice President of the Company and General Manager of Engineering and Project Department. He is a senior engineer and is responsible for the project management of oil and gas development of the Company. He received his B.S. degree from Petroleum University of China in 1983 and MBA degree from Tianjin University in 2000. Mr. Li joined CNOOC Bohai Corporation in 1983, responsible for the design and engineering of oil and gas fields in Bohai Bay, East China Sea and South China Sea. He was the Vice President of Design &Engineering Corporation of CNOOC since 1994, and was appointed Deputy manager of Engineering Department of CNOOC in 1998. He was also the General Manager of the Dongfang 1-1 gas development project and the Deputy Manager of the Zhanjiang branch.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT

In October 2004, Dr. Mark Qiu submitted a letter to the Board for his resignation in early 2005.

In December 2004, the Board appointed Mr. Hua Yang, the Senior Vice President of the Company, as the Chief Financial Officer.

04X                     REPORT OF THE                         CNOOC LIMITED
                        DIRECTORS


The directors (the "Directors") of CNOOC Limited (the "Company") are pleased to present their report together with the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES AND OPERATING RESULTS
The principal activity of the Company is investment holding of its subsidiaries, (together with the Company are referred to as the "Group"). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION
Please refer to the financial statements for a summary of the assets and liabilities of the Group as at 31 December 2004 on page 61 and the operating results for the year then ended on page 60.

LOANS
Please refer to note 26 to the financial statements on pages 92 to 93, for details of the long-term bank loans of the Group for the year ended 31 December 2004.

PROPERTY, PLANT AND EQUIPMENT
Please refer to note 18 to the financial statements on pages 85 to 87 for net movements in property, plant and equipment of the Group for the year ended 31 December 2004.

RESERVES
Please refer to the statement of changes in equity on page 62 and note 32 to the financial statements on page 99 to 100 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2004.

SUBSIDIARIES AND ASSOCIATED COMPANIES
Particulars of the Company's subsidiaries and associated companies as at 31 December 2004 are set out in notes 19 and 20 to the financial statements on pages 87 to 90.

DIVIDENDS
The Directors recommend the payment of a final dividend of HK$0.03 per share and a special final dividend of HK$0.05 per share for the year ended 31 December 2004.

RETIREMENT BENEFITS
Please refer to note 33 to the financial statements on page 100 for details of the retirement benefits of the Group for the year ended 31 December 2004.

MAJOR SUPPLIERS AND CUSTOMERS
Purchases from the largest supplier of the Group for the year ended 31 December 2004 represented approximately 15.3% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 33.2% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2004 represented approximately 19.3% of the Group's total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 53.1% of the total oil and gas sales of the Group for the year then ended.

Save as disclosed in this report, none of the directors or their respective associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% the Company's share capital) had any interests in the five largest suppliers or customers of the Group.

CONNECTED TRANSACTIONS
The Independent Non-executive Directors have confirmed that the following connected transactions for the year ended 31 December 2004 to which any member of the Group was a party and the agreements governing those transactions were entered into by the Group:

1.    in the ordinary and usual course of its business;

Annual Report 2004                                                    045


2. either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and

3. on terms that were fair and reasonable so far as the shareholders of the Company were concerned and in the interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2004:

1. the aggregate annual volume of transactions under the materials, utilities and ancillary services supply agreements did not exceed 10% of the audited consolidated total revenues of the Group in the year ended 31 December 2003;

2. the aggregate annual volume of transactions in relation to technical services did not exceed RMB7,338 million;

3. the aggregate annual volume of transactions in relation to research and development services for particular projects did not exceed RMB148 million;

4. the aggregate annual volume of transactions in relation to sales of crude oil, condensate oil and liquefied petroleum gas did not exceed 56% of the audited consolidated total revenues of the Group in the year ended 31 December 2003;

5. the amount paid under the general research and development services agreement did not exceed RMB110 million;

6. the aggregate amounts paid under the lease and management agreements did not exceed RMB78 million; and

7. the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance Corporation Limited did not exceed RMB6,800 million.

The auditors of the Group have reviewed the transactions referred to in the above paragraph 1 to paragraph 7 and confirmed to the Directors that:

1.   the transactions have received the approval of the Directors;

2. the transactions were in accordance with the pricing policies as stated in the Company's financial statements;

3. the transactions were entered into in accordance with the terms of the agreements governing the transactions; and

4. the amount of the transactions have not exceeded the cap for which waiver was granted.

Please refer to note 29 to the financial statements on pages 94 to 96 for a summary of the related party transactions which include the Group's connected transactions.

SHARE CAPITAL
Please refer to note 31 to the financial statements on pages 97 to 99 for details of movements in the Company's share capital for the year ended 31 December 2004.

ISSUE OF BONDS
In November 2004, CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company issued zero coupon convertible bonds with a total amount of US$1,000,000,000 due 2009 (the "Convertible Bonds"). The Company intends to use the net proceeds of the bonds for general corporate purposes. In accordance with the terms and conditions of the Convertible Bonds, the payment of the proposed final dividend may result in an adjustment to the conversion price of the Convertible Bonds. The exact amount of the adjustment, if any, can only be determined after the record date for the proposed final dividend. A separate announcement will be made as and when appropriate.

046                     REPORT OF THE                         CNOOC LIMITED
                        DIRECTORS



SHARE OPTION SCHEMES
The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. Each scheme provides for issuance of options exercisable for shares granted under each scheme as described below not exceeding 10% of the issued shae capital of the Company as at the date when limit of such scheme is refreshed from time to time, excluding shares issued upon exercise of options granted under each schemes.

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1.   options for an aggregate of 23,100,000 shares have been granted;

2.   the subscription price per share is HK$1.19; and

3.   the period during which an option may be exercised is as follows:

     (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

     (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme will end not later than 10 years from 12 March 2001.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company.

Pursuant to the 2001 Share Option Scheme:

1.   options for an aggregate of 44,100,000 shares have been granted;

2.   the subscription price per share is HK$1.232; and

3.   the period during which an option may be exercised is as follows:

     (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2001 Share Option Scheme ends not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual

Annual Report 2004                                                    047


in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1.   the nominal value of a share;

2. the average closing price of the shares on the Stock Exchange of Hong Kong ("HKSE") as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

On 24 February 2003, the board of directors approved to grant options in respect of 42,050,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$2.108 per share. The market price was HK$2.11 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

On 5 February 2004, the board of directors approved a grant of options in respect of 50,700,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$3.152 per share. The market price was HK$3.146 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not late than 10 years from the date on which the option is granted.

2,300,100 share options granted under the 2002 Share Option Scheme and the 2001 Share Option Scheme have been exercised since the respective dates of grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of 31 December 2004 was 54,533,267.

The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme at the grant dates was HK$0.84 per share. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%. The assumptions on which the option pricing model is based represent the subjective estimations of the Directors as to the circumstances existing at the time the options were granted.

048                     REPORT OF THE                         CNOOC LIMITED
                        DIRECTORS




PURCHASE, SALE OR REDEMPTION OF SHARES
During the year ended 31 December 2004, the Company purchased shares of the Company listed on the HKSE as follows:

------------------------------------------------------------------------------
                                                           Aggregate price
                            Aggregate number           paid by the Company
Date of purchase          of shares purchase              for the purchase
                                                                     (HK$)
------------------------------------------------------------------------------
18 May 2004                        5,427,000                 15,529,360.50
24 May 2004                        3,450,000                 10,682,580.00
17 June 2004                       7,140,000                 23,328,522.00
21 June 2004                         876,000                  2,744,420.40
2 July 2004                          500,000                  1,637,500.00
8 July 2004                        1,060,000                  3,485,492.00
------------------------------------------------------------------------------

All the shares purchased by the Company have been cancelled. Save as described above, there was no other repurchase, sale on, redemption by the Company, or any of the Company's subsidiaries during the twelve months ended 31 December 2004.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL
The register maintained by the Company pursuant to the Securities and Futures Ordinance ("SFO") recorded that, as at 31 December 2004, the following corporations had the interests (as defined in the SFO) in the Company set opposite their respective names:

------------------------------------------------------------------------------
                                                 Number of      Percentage of
                                                  ordinary       Total Issued
                                               shares held             Shares
------------------------------------------------------------------------------

(i)     CNOOC (BVI) Limited                 28,999,999,995             70.64%
        (  "CNOOC (BVI)")

(ii)    Overseas Oil & Gas                  28,999,999,995             70.64%
          Corporation, Limited ("OOGC")

(iii)   China National Offshore             28,999,999,995             70.64%
          Oil Corporation ("CNOOC")
------------------------------------------------------------------------------

CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is a wholly-owned subsidiary of CNOOC.

Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2004, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY
Please refer to pages 41 to 43 for information concerning the Directors and senior management of the Company.

DIRECTORS' INTERESTS
As at 31 December 2004, the interests of the Directors and the chief executive of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interest in options to subscribe for shares in the Company are detailed below.

Annual Report 2004                                                    049


As at 31 December 2004, the following Directors and employees of the Group had the personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

                      No. of shares
                        involved in    No. of shares
                                the      involved in                            Closing price
                            options              the                              per share
                        outstanding          options                          immediately before
                             at the      outstanding                        the date on which the                Exercise
                          beginning       at the end             Date            options were                       Price
Name of Grantee       of the period    of the period*        of Grant           granted (HK$)*                     (HK$)*

                                                                                Before
                                                                           adjusted as         Adjusted
                                                                             per Share     as per Share
                                                                           Subdivision      Subdivision

-------------------------------------------------------------------------------------------------------------------------------

Directors:
Fu Chengyu                  350,000        1,750,000      12 Mar 2001               --               --              1.19

                            350,000        1,750,000      27 Aug 2001             7.30             1.46             1.232

                            230,000        1,150,000      24 Feb 2003            10.45             2.09             2.108

                            500,000        2,500,000       5 Feb 2004            15.65             3.13             3.152

Luo Han                     280,000        1,400,000      12 Mar 2001               --               --              1.19

                            230,000        1,150,000      27 Aug 2001             7.30             1.46             1.232

                            230,000        1,150,000      24 Feb 2003            10.45             2.09             2.108

                            230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152

Jiang Longsheng             280,000        1,400,000      12 Mar 2001               --               --              1.19

                            230,000        1,150,000      27 Aug 2001             7.30             1.46             1.232

                            230,000        1,150,000      24 Feb 2003            10.45             2.09             2.108

                            230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152

Zhou Shouwei                280,000        1,400,000      12 Mar 2001               --               --              1.19

                            350,000        1,750,000      27 Aug 2001             7.30             1.46             1.232

                            350,000        1,750,000      24 Feb 2003            10.45             2.09             2.108

                            350,000        1,750,000       5 Feb 2004            15.65             3.13             3.152
-------------------------------------------------------------------------------------------------------------------------------

050                     REPORT OF THE                         CNOOC LIMITED
                        DIRECTORS

                      No. of shares
                        involved in    No. of shares
                                the      involved in                            Closing price
                            options              the                              per share
                        outstanding          options                          immediately before
                             at the      outstanding                        the date on which the                Exercise
                          beginning       at the end             Date            options were                       Price
Name of Grantee       of the period    of the period*        of Grant           granted (HK$)*                     (HK$)*

                                                                                Before
                                                                           adjusted as         Adjusted
                                                                             per Share     as per Share
                                                                           Subdivision      Subdivision

-------------------------------------------------------------------------------------------------------------------------------
Chiu Sunghong               230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152

Kenneth S Courtis           230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152

Erwin                       230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152
Schurtenberger

Evert Henkes                230,000        1,150,000       5 Feb 2004            15.65             3.13             3.152

Others                    3,430,000       17,150,000      12 Mar 2001               --               --              1.19

                          7,660,000       38,300,000      27 Aug 2001             7.30             1.46             1.232

                          7,370,000       36,850,000      24 Feb 2003            10.45             2.09             2.108

                          7,910,000       39,550,000       5 Feb 2004            15.65             3.13             3.152
-------------------------------------------------------------------------------------------------------------------------------





* Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on 17th March 2004 ("Share Subdivision")

As at 31 December 2004, no options granted under the share option schemes of the Company had been exercised.

All the interests stated above represent long positions. As at 31 December 2004, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any person during the half year ended 31 December 2004.

DIRECTORS' INTERESTS IN CONTRACTS
No re-electing director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Annual Report 2004                                                    051


Save as disclosed in this report, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the reporting year or at anytime during the reporting year.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS
Please refer to notes 12 and 13 to the financial statements on pages 80 to 83 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS
As at 31 December 2004, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
Throughout the year ended 31 December 2004, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules then in force during the year ended 31 December 2004, except that the Non-executive Directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

Appendix 14 to the Listing Rules was substantially revised during 2004. The Code of Best Practice contained in Appendix 14 to the Listing Rules has been replaced by the Code of Corporate Governance Practice with effect from 1 January 2005 and the new Code will apply for subsequent reporting periods.

AUDITORS
Ernst & Young were appointed as the auditors of the Company for the year ended 31 December 2004 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

SUFFICIENCY OF PUBLIC FLOAT
As at the date of this report, the Directors acknowledge that based on publicly available information and within the knowledge of the Directors, the Company had sufficient public float as required under the Listing Rules.

PROCEDURES FOR DEMANDING A POLL
Pursuant to Article 69(a) of the articles of association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)     the Chairman of such meeting; or

(ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy (or in the case of a member being a corporation, by its duly authorised representative) and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting (or in the case of a member being a corporation, by its duly authorised representative) on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 29 March 2005

052                     MANAGEMENT DISCUSSION                 CNOOC LIMITED
                        AND ANALYSIS



                    In 2004, international oil prices stayed high, whilst the Company's production and reserves increased steadily, with attractive revenue and promising results achieved. We expect that the Company will perform even better in 2005.

OUTLOOK
In 2004, international oil prices stayed high, whilst the Company's production and reserves increased steadily, with attractive revenue and promising results achieved. We expect that the Company will perform even better in 2005.

Despite the various unfavorable factors, the development of global economy remained vigorous in 2004. In 2005, there are still some worries over the development of the global economy. Although the growth of the global economy may slow down, its outlook is promising.

The Company's principal businesses are concentrated in the Asia Pacific region. In 2005, the speed of economic development in this region may slow down, but will remain sound. China, where most of the Company's assets are concentrated, will still be one of the major drive forces in the development of the global economy. In 2005, China will be integrated with the global mainstream political and economic development in a more active manner in terms of both attitude and action. There will still be more room for the development of the economy of China. We believe that under the guidance of the State macro control policies, the economic growth in China will be more balanced.

In respect of the development trends of the oil price in 2005, analysts are holding different opinions, while the management is prudently optimistic to the trends. In 2005, since demands for international crude oil will continue to grow, there may exist new changes in the political and economic situation in the Mid East regions, in addition to the impact of speculations and unexpected incidents, international oil prices may remain high.

The management will continue to cope with various external unfavorable factors so as to mitigate any negative impact to the Company's development.

2005 is a key year for our production. Nine new projects will commence operation during the year. It will also be a year with the largest number of projects planning to commence operation in a single year in the Company's history.

In 2005, we will focus on the new sectors and the prospects of reserves in deep water areas. Emphasis will continue to be placed in the enhancement of production volume and reserves so as to maintain the competitiveness of the cost structure of the Company. Innovation in management will be promoted. Internal control system and mechanism will be established and upgraded to comply with regulatory requirements in the market. We will endeavour to attain efficiency and maximize return for our shareholders.

The management is confident in the prospects of continuous growth of the Company.

CONSOLIDATED NET PROFIT
Our consolidated net income after tax was RMB16,185.8 million (US$1,955.6 million) in 2004, an increase of RMB4,650.3 million (US$561.8 million), or 40.3% from RMB 11,535.5 million in 2003.

REVENUE
Income from our oil and gas sales for 2004 was RMB36,886.0 million (US$4,456.6 million), an increase of RMB8,769.2 million (US$1,059.5 million), or 31.2% from RMB 28,116.8 million in 2003. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits in the Company. The average realized price for our crude oil was US$35.41 per barrel in 2004, an increase of US$7.3, or 26.0% from US$28.11 per barrel in 2003. Sale of crude oil amounted to 116.3 million barrels, an increase of 5% over 2003. The average realised price for our natural gas was US$2.75 per thousand cubic feet in 2004, a decrease of 4%, due to the increased weighting of production of low-price gas fields. At the same time, sales volume of our natural gas increased by 26% from 2003, which effectively compensated the drop in the gas price. Sales income of our natural gas increased by RMB480.0 million.

Annual Report 2004                                                    053


In 2004, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were RMB227.9 million (US$27.5 million), an increase of RMB124.5 million (US$15.0 million), or 120.3%, from RMB103.4 million. Since we are one of the three companies that have the right to sell crude oil in China, we can purchase the oil from our foreign partners for sale in China at the request of our partners. However, our ability to sell oil in China depends on our foreign partners, and, therefore, we cannot control the amount of crude oil that we are able to sell for a specific period. Marketing revenue from the Company's wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB10,448.8 million (US$1,262.4 million), less purchase cost of crude oil and oil production, the net marketing profit was RMB71.3 million (US$8.6 million), or 36.1% increased from same period last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2004, our other net income was RMB98.8 million (US$11.9 million), an increase of RMB14.3 million (US$1.7 million) from RMB84.5 million in 2003.

EXPENSES
Operating expenses
Our operating expenses in 2004 were RMB5,070.3 million (US$612.6 million), an increase of RMB557.5 million (US$67.4 million), or 12.4% from RMB 4,512.8 million in 2003. The increase was mainly attributable to the commencement of production of 6 new oil and gas fields in China in the year, resulting in higher cost during the initial stage of production. Operating expenses in 2004 were RMB36.7 (US$4.43) per BOE, an increase of 4.2% from RMB 35.2 (US$4.25) per BOE in 2003. Operating expenses offshore China in 2004 were RMB29.9 (US$3.61) per BOE, an increase of 10.7% from 2003. The increase was mainly attributable to the higher service fees, especially in supply vessels, equipment lease, maintenance materials and fuel, resulting from higher international crude oil price. Operating expenses offshore Indonesia in 2004 were RMB88.7 (US$10.72) per BOE, an increase of 15.6% from 2003. The increase was attributable to the international crude oil price which maintain a high level, and the increase in operating expenses per barrel for our Indonesian oil fields due to lower production volume based on their profit sharing mode. Based on working interest production, operating expenses in offshore Indonesia in 2004 was RMB42.0 (US$5.08) per BOE, which was in line with the previous year.

Production taxes
Our production taxes for 2004 were RMB1,725.7 million (US$208.5 million), an increase of RMB487.1 million (US$58.9 million), or 39.3% from RMB 1,238.6 million in 2003. The increase was mainly due to the increase in oil and gas sales.

Exploration costs
Our exploration costs for 2004 were RMB1,316.2 million (US$159.0 million), an increase of RMB468.1 million (US$56.6 million), or 55.2% from RMB 848.1 million in 2003. The increase was mainly due to the significant increase in the exploration works in the year. In 2004, some successful exploration wells have been written-off since they won't be developed in the next one or two years after reviewing by company. The write-off amount was RMB155.8 million (US$18.8 million) during the year.

Depreciation, depletion and amortization
Our depreciation, depletion and amortization were RMB5,455.1 million (US$659.1 million) for 2004, an increase of RMB812.3 million (US$98.1 million), or 17.5% from RMB 4,642.8 million in 2003. Our average depreciation, depletion and amortization per barrel were RMB39.5 (US$4.77 ) per BOE, an increase of 9.2% from RMB 36.2 (US$4.37) per BOE in 2003. The increase was mainly due to higher

054                     MANAGEMENT DISCUSSION                 CNOOC LIMITED
                        AND ANALYSIS



amortization expenses of the new commencement oil fields, resulting in rising material prices. On the other hand, the reduction in the net production of the Indonesian oil fields was subject to the influence of oil prices, resulting in further increase in amortization expenses per barrel as well as average amortization expenses.

Dismantlement
Our dismantling costs for 2004 were RMB201.6 million (US$24.4 million), an increase of RMB34.3 million (US$4.1 million) from RMB 167.3 million in 2003. The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields. Our average dismantling costs were RMB1.5 (US$0.18) per BOE, a slight increase from RMB1.3 (US$0.16) per BOE in 2003.

Selling and administrative expenses
Our selling and administrative expenses for 2004 were RMB1,057.7 million (US$127.8 million), a decrease of RMB154.8 million (US$18.7 million), or 12.8% from RMB 1,212.5 million in 2003. Of which, the selling and administrative expenses of companies in China were RMB5.5 (US$0.66) per BOE, a decrease of 17.5% from the previous year. This was mainly attributable to some of the labor costs being directly charged into related projects, and the replacement of foreign employees by local staff.

Net interest income/expenses
Our net interest expenses for 2004 was RMB235.0 million (US$28.4 million), an increase of 37.1% from the net interest expenses of RMB 171.4 million in 2003, which was mainly due to the interest expenses on our US$ 500 million bonds issued in 2003. An increase of RMB94.8 million (US$11.5 million) in interest expenses was caused by our long term guaranteed notes.

Exchange gains/losses, net
Our net exchange gain incurred in 2004 was RMB29.3 million (US$3.5 million), an increase of RMB36.0 million (US$4.3 million) from a net exchange loss of RMB 6.7 million in 2003. Compared with 2003, the position of exchange turnaround from loss to gain, where the exchange loss was set off by our foreign exchange swap business.

Short term investment income
Our short term investment income for 2004 was RMB72.4 million (US$8.7 million), a decrease of RMB51.1 million (US$6.2 million), or 41.4% from RMB
123.5 million in 2003. Subject to the influence from the market, we disposed some investment in corporate bonds and reinvest in market funds. Thus, the average return on short term investments for the year fell due to the structural change.

Share of profit of associates
In 2004, there were gain from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of which, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB297.8 million (US$36.0 million), an increase of 35.2% from 2003, which was mainly due to the increase in oil prices in 2004. Share of profit from CNOOC Finance Corporation Limited was RMB46.7 million (US$5.6 million) during the period.

Non-operating income/expenses, net
Our net non-operating income for 2004 was RMB519.2 million (US$62.7 million), and our net non-operating income for 2003 was RMB 315 million. The non-operating income in both two years were due to the tax refund from re-investment in China.

Income tax
Our income tax for the year 2004 was RMB6,930.8 million (US$837.4 million), an increase of RMB2,303.0 million (US$278.2 million), or 49.8% from RMB 4,627.8 million in 2003. The primary reason for the increase was the increase in profit before tax. In 2003, we received RMB 252.0 million tax rebate from using domestic equipments. The effective tax rate for 2004 was 30.3%, slightly higher than the effective rate of 28.6% in 2003.

Annual Report 2004                                                    055


Cash generated from operating activities
Net cash generated from operating activities in 2004 amounted to RMB22,327.9 million (US$2,697.6 million), an increase of RMB4,509.1 million (US$544.8 million), or 25.3% from RMB 17,818.7 million in 2003.

The increase in cash was mainly due to an increase in profit before tax of RMB6,953.3 million (US$840.1 million), an increase in depreciation, depletion and amortization expenses of RMB812.3 million (US$98.1 million), an increase in dismantling costs of RMB34.3 million (US$4.1 million), and an increase in write-off exploration wells and disposal of fixed assets of RMB116.1 million (US$14.0 million) in the year.

Increase of cash flow was partially offset by an increase of income tax of RMB3,887.5 million (US$469.7 million), an increase in our share of profits of associates of RMB124.2 million (US$15.0 million), an increase in net interest expenses of RMB63.6 million (US$7.7 million), an increase of net exchange gain of RMB36.0 million (US$4.4 million), the provision for inventory obsolescence of RMB11.5 million (US$1.4 million), and a decrease in short term investment income and others of RMB55.0 million (US$6.7 million).

In addition, operating cash flow was increased due to the decrease of working capital, mainly due to the decrease in current liabilities from operating activities of RMB332.1 million (US$40.1 million), and a simultaneous decrease in current assets from operating activities excluding cash and bank balances of RMB1,031.7 million (US$124.6 million).

Capital expenditures and investments
Net cash outflow from investing activities in 2004 was RMB24,607.2 million (US$2,973.0 million), an increase of RMB15,094.6 million (US$1,823.7 million) from RMB9,512.6 million in 2003.

In line with our use of successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB18,622.0 million (US$2,250.0 million) in 2004, an increase of RMB6,249.5 million (US$755.1 million), or 50.5%, from RMB12,372.5 million in 2003. Capital expenditures in 2004 mainly comprised RMB783.5 million (US$94.7 million) for capitalized exploration activities, RMB12,059.4 million (US$1,457.0 million) for development investments, and RMB5,779.1 million (US$698.2 million) for acquisition of oil and gas properties of Tangguh, NWS and other projects. Our development expenditures in 2004 related principally to the development of Bozhong 25-1/25-1S, Luda, Bonan and Caofeidian oil and gas fields.

In addition, cash out flow was attributable to increase in time deposits with maturities over three months of RMB 6,280 million (US$758.7 million), and RMB
294.8 million (US$ 35.6 million) cash inflow was generated from net disposal of short-term investment.

Financing activities
The net cash flow arising from financing activities in 2004 was inflow of RMB1,970.5 million (US$238.1 million). The issue of US$1 billion convertible bonds in December 2004 generated cash inflow of RMB8,154.1 million (US$985.2 million). Such cash inflow was partially set off by repayment of bank loans of RMB21.1 million (US$2.5 million), appropriation of dividend of RMB6,101.4 million (US$737.2 million), and a cash outflow of RMB61.2 million (US$7.4 million) resulted from the repurchase of shares by the Company in 2004.

056                     MANAGEMENT DISCUSSION                 CNOOC LIMITED
                        AND ANALYSIS



Repayment arrangements of our total debts as at 31 December 2004 were as follows:

                                      Debt maturities principal only
                                              Original currency

                                                                                 Total          Total
                                                                                   RMB            US$
Due by 31 December                US$      JPY             RMB              equivalent     equivalent
                                                       (in millions,
                                                    except percentages)
--------------------------------------------------------------------------------------------------------
2005                               --    271.5              --                    24.3            2.9
2006-2008                       100.0    542.9              --                   865.2          104.5
2009-2010                       983.1       --              --                 8,156.4          985.5
2011 and beyond                 981.1       --              --                 8,157.2          985.6
Total                         2,064.2    814.4              --                17,203.1        2,078.5
Percentage of total debt        99.3%     0.7%              --                  100.0%         100.0%
-------------------------------------------------------------------------------------------------------

The gearing ratio of the Company was 23.3%. Gearing ratio is (Total
Debt)/(Total Debt + Equity).

Market risks
Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk
As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk
Substantially all of our oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide speculation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable.

In the event of the deregulation in Renminbi exchange rate in the future, we may be adversely affected. At present, we are seriously conducting investigation on this issue, and will actively seek a strategy for its resolution.

As of the end of 2004, the balance of our yen-denominated loans was only 0.81 billion yen. Since we have hedged our yen loans against foreign currency swaps, we do not expect any exchange risk relating to Japanese yen in the future.

Interest rate risk
As of the end of 2004, the interest rates for all the balance of our debts were fixed. The term of the weighted average balance was approximately 9 years, with very low weighted average interest rates. The weighted average interest rates of our debts, including the newly issued convertible bonds in 2004, was only 3.6%. Therefore, if interest rates of US dollars increase in future, our debt combination can effectively avoid the risk of such increase.

Annual Report 2004                                                    057

Significant investments and material acquisitions

(i) During the year, we acquired 20.767% interests from BG Group at Muturi contract district, at a consideration of US$105.1 million (equivalent to RMB869,881,000). The final price is subject to adjustment. The acquisition increased our interest in the Muturi contract district to 64.767%, and our interest in Tangguh natural gas project in Indonesia from 12.5% to 16.96%. We have completed the acquisition on 12 May 2004.

(ii) On 18 December 2004, we completed the acquisition of the North West Shelf Gas Project in Australia. Disclosure of such acquisition has been made on 15 May 2003. Pursuant to the contract, we acquired 25% interest of the China LNG Joint Venture, a newly established joint venture within the North West Shelf Gas Project in Australia. The Company also obtained certain production licenses, lease certificates in respect of the North West Shelf Gas Project and approximately 5.3% interest in the exploration licenses of North West Shelf Gas Project. At the same time, the Company will enjoy the right to participate in the exploration other than the proved reserves in future.

        The NWS Gas Project partners have signed a 25-year LNG agreement to provide LNG to the first LNG terminal in Guangdong, China, beginning in 2006.

(iii) During the year, the Company, through its wholly-owned subsidiary CNOOC Morocco Limited, entered into a farmout agreement with Vanco Energy Corporation, and acquired 11.25% interests in an petroleum agreement for Ras Tafelney at offshore Morocco.

(iv) In addition, the Company also entered into three production sharing contracts with Golden Aaron Pte. Ltd. and China Global Construction Limited in Myanmar during the year, with the company being the operator.

058                     MANAGEMENT DISCUSSION                 CNOOC LIMITED
                        AND ANALYSIS



EMPLOYEES
We had 2,524 employees as at 31 December 2004.

We have adopted 3 Share Option Schemes for our senior management officers of the Company since 4 February 2001.

In 2004, in line with our development, we have set up and implemented a corresponding human resources strategy, to provide strong support of human resources so as to cope with the internationalisation development and demands of international competition.

We further implemented a highly effective performance evaluating system, emphasizing on the integration of the individual's development targets and the Company's operating objectives. We are now setting up a performance evaluating systems for our branches, at the same time. Actively promoting the implementation of a performance evaluating system for individuals.

Based on the reform in the previous year, we further implemented the reforms in accordance with new situation and requirements of our developments, and upgraded the salary system and incentive mechanism.

In 2004, the Company continuously to promote the effective training programme.

Through the promotion of the individual development schemes and systems, we managed to organize and implement various specialised and comprehensive management training courses. During the year, a total of 641 training courses were conducted within the Company, which was attended by more than 8,816 participants, and per capita training hours was 42,506.

CHARGES ON ASSETS
The Group had no charge on assets as at 31 December 2004.

CONTINGENT LIABILITIES
The Group had no contingent liabilities as at 31 December 2004.

Annual Report 2004      AUDITORS'                                    059
                        REPORT


[logo omitted] Ernst & Young

To the shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the "Company") and its subsidiaries (the "Group") on pages 60 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.




Ernst & Young
Certified Public Accountants

Hong Kong
29 March 2005

060                     CONSOLIDATED                       CNOOC LIMITED
                        INCOME STATEMENT
                        Year ended 31 December 2004
                        (All amounts expressed in thousands of Renminbi, except per share data)



                                                   Notes            2004            2003
                                              --------------------------------------------
REVENUE
  Oil and gas sales                                7, 29      36,886,019      28,116,831
  Marketing revenues                                 8        18,191,353      12,398,661
  Other income                                                   144,691         434,781
                                                           -------------------------------
                                                              55,222,063      40,950,273
                                                           -------------------------------

EXPENSES
  Operating expenses                                          (5,070,344)     (4,512,809)
  Production taxes                                            (1,725,674)     (1,238,598)
  Exploration expenses                                        (1,316,160)       (848,072)
  Depreciation, depletion and amortisation                    (5,455,062)     (4,642,753)
  Dismantlement                                     30          (201,637)       (167,326)
  Crude oil and product purchases                    8       (17,963,461)    (12,295,238)
  Selling and administrative expenses               10        (1,057,706)     (1,212,523)
  Others                                                         (45,844)       (350,232)
                                                           -------------------------------
                                                             (32,835,888)    (25,267,551)
                                                           -------------------------------

PROFIT FROM OPERATING ACTIVITIES                              22,386,175      15,682,722
Interest income                                                  206,872         183,576
Interest expenses                                   11          (441,825)       (354,940)
Exchange gains/(losses), net                                      29,269          (6,746)
Short term investment income                                      72,438         123,483
Share of profits of associates                                   344,469         220,263
Non-operating income/(expenses), net                             519,206         314,968
                                                           -------------------------------
PROFIT BEFORE TAX                                    9        23,116,604      16,163,326
Tax                                                 14        (6,930,826)     (4,627,836)
                                                           -------------------------------
NET PROFIT                                          15        16,185,778      11,535,490
                                                           ===============================
DIVIDENDS
  - Special interim dividend declared in
      place of 2003 final dividend *                16         2,617,526              --
  - Interim                                         16         1,306,451       1,220,132
  - Special interim                                 16         2,177,418       1,568,741
  - Proposed final *                                16         1,310,022              --
  - Proposed special final *                        16         2,183,371              --
                                                           -------------------------------
                                                               9,594,788       2,788,873
                                                           ===============================

EARNINGS PER SHARE
  Basic                                             17          RMB 0.39        RMB 0.28
  Diluted                                           17          RMB 0.39        RMB 0.28
                                                           -------------------------------

DIVIDEND PER SHARE
  - Special interim dividend declared
      in place of 2003 final dividend*              16          RMB 0.06              --
  - Interim                                         16          RMB 0.03        RMB 0.03
  - Special interim                                 16          RMB 0.05        RMB 0.04
  - Proposed final*                                 16          RMB 0.03              --
  - Proposed special final*                         16          RMB 0.05              --
                                                           ===============================

* The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.

Annual Report 2004      CONSOLIDATED                                 061
                        BALANCE SHEET
                        31 December 2004
                        (All amounts expressed in thousands of Renminbi)

                                                                        Group
                                                   Notes            2004            2003
                                              --------------------------------------------
NON-CURRENT ASSETS
Property, plant and equipment, net                  18       57,456,697        43,123,801
Investments in associates                           20        1,327,109         1,117,640
                                                           -------------------------------
                                                             58,783,806        44,241,441
                                                           -------------------------------
CURRENT ASSETS
Accounts receivable, net                            21        4,276,489         4,248,570
Inventories and supplies                            22        1,147,294         1,092,926
Due from related companies                          29        1,173,374           756,283
Other current assets                                            556,931           757,355
Short term investments                              23        5,444,113         5,684,333
Time deposits with maturities over three months               8,603,000         2,323,000
Cash and cash equivalents                           29       14,091,524        14,400,394
                                                           -------------------------------
                                                             35,292,725        29,262,861
                                                           -------------------------------
TOTAL ASSETS                                                 94,076,531        73,504,302
                                                           ===============================
CURRENT LIABILITIES
Accounts payable                                    24        3,102,024         3,969,922
Other payables and accrued liabilities              25        4,191,024         1,955,783
Current portion of long term bank loans             26           24,364            20,618
Due to the parent company                         28, 29        370,060           164,653
Due to related companies                            29          211,425           474,223
Tax payable                                         14        2,503,466         2,721,331
                                                           -------------------------------
                                                             10,402,363         9,306,530
                                                           -------------------------------
NON-CURRENT LIABILITIES
Long term bank loans                                26          865,211           889,575
Long term guaranteed notes                          27       16,313,550         8,141,669
Provision for dismantlement                         30        3,089,448         2,646,800
Deferred tax liabilities                            14        6,688,498         5,783,196
                                                           -------------------------------
                                                             26,956,707        17,461,240
                                                           -------------------------------
CAPITAL AND RESERVES
Issued capital                                      31          876,586           876,978
Reserves                                            32       55,840,875        45,859,554
                                                           -------------------------------
                                                             56,717,461        46,736,532
                                                           -------------------------------
TOTAL EQUITY AND LIABILITIES                                 94,076,531        73,504,302
                                                           ===============================

                Luo Han                           Zhou Shouwei
               Director                              Director

060                     CONSOLIDATED STATEMENT OF          CNOOC LIMITED
                        CHANGES IN EQUITY
                        Year ended 31 December 2004
                        (All amounts expressed in thousands of Renminbi)

                                                                      Share
                                                                    premium
                                                                    account                                          Statutory
                                                    Issued      and capital                        Cumulative         and non-
                                                     share       redemption      Revaluation      translation    distributable
                                                   capital          reserve          reserve          reserve          reserve
                                                 ------------------------------------------------------------------------------
Balances at 1 January 2003                         876,978       20,761,205          274,671          (13,596)       2,232,410
Net profit for the year                                 --               --               --               --               --
Appropriation to statutory reserve                      --               --               --               --          818,079
Dividends (note 16)                                     --               --               --               --               --
Transfer to/(from) reserve                              --               --               --               --        5,000,000
Foreign currency translation differences                --               --               --           36,243               --
                                                 ------------------------------------------------------------------------------
Net gains not recognised in the
  income statement                                      --               --               --           36,243               --
                                                 ------------------------------------------------------------------------------
Balances at 1 January 2004                         876,978       20,761,205          274,671           22,647        8,050,489

Repurchase of shares (note 31)                        (392)              --               --               --               --
Transfer of reserves upon shares
  repurchase (note 31)                                  --              392               --               --               --
Net profit for the year                                 --               --               --               --               --
Appropriation to statutory reserve                      --               --               --               --        1,363,121
Dividends (note 16)                                     --               --               --               --               --
Foreign currency translation differences                --               --               --          (42,301)              --
                                                 ------------------------------------------------------------------------------
Net losses not recognised in the
  income statement                                      --               --               --          (42,301)              --
                                                 ------------------------------------------------------------------------------
Balances at 31 December 2004                       876,586       20,761,597          274,671          (19,654)       9,413,610
                                                 ==============================================================================




                                                        Retained
                                                        earnings            Total


Balances at 1 January 2003                            16,436,820       40,568,488
Net profit for the year                               11,535,490       11,535,490
Appropriation to statutory reserve                      (818,079)              --
Dividends (note 16)                                   (5,403,689)      (5,403,689)
Transfer to/(from) reserve                            (5,000,000)              --
Foreign currency translation differences                      --           36,243
                                                 --------------------------------------
Net gains not recognised in the
  income statement                                            --           36,243
                                                 --------------------------------------
Balances at 1 January 2004                            16,750,542       46,736,532

Repurchase of shares (note 31)                           (60,761)         (61,153)
Transfer of reserves upon shares
  repurchase (note 31)                                      (392)              --
Net profit for the year                               16,185,778       16,185,778
Appropriation to statutory reserve                    (1,363,121)              --
Dividends (note 16)                                   (6,101,395)      (6,101,395)
Foreign currency translation differences                      --          (42,301)
                                                 --------------------------------------
Net losses not recognised in the
  income statement                                            --          (42,301)
                                                 --------------------------------------
Balances at 31 December 2004                          25,410,651       56,717,461
                                                 ======================================


* These reserve accounts comprise the consolidated reserves of RMB55,840,875,000 (2003: RMB45,859,554,000) in the consolidated balance sheet.

Annual Report 2004      CONSOLIDATED                                 063
                        CASH FLOW STATEMENT
                        Year ended 31 December 2004
                        (All amounts expressed in thousands of Renminbi)


                                                             Notes             2004             2003
                                                        -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                               34(a)       29,705,761       21,142,911
Income taxes paid                                                        (7,402,280)      (3,514,807)
Interest received                                                           206,871          183,576
Dividends received                                                          135,000           90,000
Short term investment income received                                         4,626           55,840
Interest paid                                                              (322,118)        (138,801)
                                                                     ----------------------------------
Net cash inflow from operating activities                                22,327,860       17,818,719
                                                                     ----------------------------------
INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas properties     34(b)       (5,779,140)      (4,100,900)
Additions of property, plant and equipment                              (12,842,905)      (8,271,564)
Investment in associates                                                         --         (450,000)
(Increase)/Decrease in time deposits with
  maturities over three months                                           (6,280,000)       2,367,000
Additions of short term investments                                      (5,735,093)      (8,144,702)
Disposals of short term investments                                       6,029,946        9,087,581
                                                                     ----------------------------------
Net cash outflow from investing activities                              (24,607,192)      (9,512,585)
                                                                     ----------------------------------
FINANCING ACTIVITIES
Issue of long term guaranteed notes                                       8,154,085        3,995,773
Repayment of bank loans                                                     (21,075)        (336,938)
Dividends paid                                                           (6,101,395)      (5,403,689)
Share repurchases                                                           (61,153)              --
                                                                     ----------------------------------
Net cash inflow/(outflow) from financing activities                       1,970,462       (1,744,854)
                                                                     ----------------------------------
NET (DECREASE)/INCREASE IN CASH
  AND CASH EQUIVALENTS                                                     (308,870)       6,561,280
Cash and cash equivalents at beginning of year                           14,400,394        7,839,114
                                                                     ----------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 14,091,524       14,400,394
                                                                     ==================================
ANALYSIS OF BALANCES OF CASH
  AND CASH EQUIVALENTS

Cash and cash equivalents balances                                       14,091,524       14,400,394
                                                                     ==================================

064                     BALANCE SHEET                      CNOOC LIMITED
                        31 December 2004
                        (All amounts expressed in thousands of Renminbi)


                                                                                     Company
                                                             Notes             2004            2003
                                                       ------------------------------------------------
NON-CURRENT ASSETS
Property, plant and equipment, net                            18                164             271
Interests in subsidiaries                                     19          9,855,195      16,561,970
                                                                     ----------------------------------
                                                                          9,855,359      16,562,241
                                                                     ----------------------------------
CURRENT ASSETS
Other current assets                                                          5,416         152,488
Due from the parent company                                   28                  5              47
Short term investments                                        23          4,439,554       5,684,333
Cash and cash equivalents                                                 9,240,575       1,862,650
                                                                     ----------------------------------
                                                                         13,685,550       7,699,518
                                                                     ----------------------------------
TOTAL ASSETS                                                             23,540,909      24,261,759
                                                                     ==================================
CURRENT LIABILITIES
Other payables and accrued liabilities                                       50,244          50,494
                                                                     ----------------------------------
CAPITAL AND RESERVES
Issued capital                                                31            876,586         876,978
Reserves                                                      32         22,614,079      23,334,287
                                                                     ----------------------------------
                                                                         23,490,665      24,211,265
                                                                     ----------------------------------
TOTAL EQUITY AND LIABILITIES                                             23,540,909      24,261,759
                                                                     ==================================

        Luo Han                                        Zhou Shouwei
       Director                                          Director

Annual Report 2004      NOTES TO                              065
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

1.   CORPORATE INFORMATION

     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

     In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.   IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS
     ("HKFRSS")

     The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs, but is not yet in a position to state when these new HKFRSs would have a significant impact on its results of operations and financial position.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of preparation

     These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments.

     On 16 March 2004, the Company's shareholders approved a five-for-one stock split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited (the "HKSE") from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's American Depository Receipts ("ADR") listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the shares of the Company have been adjusted retroactively for the Stock Split.

     Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

     Subsidiaries

     A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

     The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

066                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Associates

     An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

     The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The results of the associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in associates are treated as long term assets and are stated at cost less any impairment losses.

     Related parties

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

     Impairment of assets

     An assessment is made whenever events or changes in circumstances indicate that there is any indication of impairment of any assets, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

     An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

     A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

     A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Annual Report 2004                                            067




3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Property, plant and equipment

     Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

     (i)  Oil and gas properties

          For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic lives of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

          Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

          Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

          Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved reserves.

          The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

     (ii) Land and buildings

          Land and buildings represent the onshore buildings and the land use rights and are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on 31 December 2000. In the intervening years, the directors review the carrying value of land and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at an annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

068                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     (iii) Vehicles and office equipment

          Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

     The useful lives of assets and method of depreciation, depletion and amortisation are reviewed periodically.

     The gain or loss on disposal or retirement of property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. Any revaluation reserve relating to the fixed asset is transferred to retained earnings as a reserve movement.

     Research and development costs

     All research costs are charged to the income statement as incurred.

     Development costs (other than relating to oil and gas properties discussed above) incurred on projects are capitalised and deferred only when the projects are clearly defined; the expenditures are separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

     Trade and other receivables

     Trade and other receivables are stated at their cost, after provision for doubtful accounts.

     Short term investments

     Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

     Inventories and supplies

     Inventories consisting primarily of oil and supplies consist mainly of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

     Cash and cash equivalents

     For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management. For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less which are not restricted to use.

Annual Report 2004                                            069

     Provisions

     A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

     When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in interest expenses in the income statement.

     Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group's expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

     Income tax

     Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in same or a different period directly in equity.

     Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

     Deferred tax liabilities are recognised for all taxable temporary differences:

     o except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

     o in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

     Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

     o except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

     o in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

     The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

070                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Revenue recognition

     Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

     (i)  Oil and gas sales

          Revenues represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

          Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

          The Group has entered into gas sales contracts with customers which contains take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by those customers or the expiry of the contracts.

     (ii) Marketing revenues

          Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

     (iii) Other income

          Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

     (iv) Interest income

          Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account the effective yield on the assets.

     (v)  Dividend income

          Dividend income is recognised when the right to receive payment has been established.

Annual Report 2004                                            071

     Retirement and termination benefits

     The Group participates in defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.

     Share option schemes

     The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

     Dividends

     Final and special final dividends proposed by the directors are classified as a separate allocation of retained earnings within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

     Interim and special interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

     Borrowing costs

     Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

     To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

     To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

     Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, and amortisation of ancillary costs incurred in connection with arranging borrowings.

072                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Foreign currencies

     The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the income statement.

     On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The income statements of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the cumulative translation reserve.

     For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

     Repairs, maintenance and overhaul costs

     Repairs, maintenances and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

     Financial instruments

     The Group has interest rate and currency swap contracts with financial institutions. Those financial instruments not designated as hedging instruments are carried at fair value, with any changes in fair value thereof included in the income statement.

     Operating leases

     Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

     Contingencies

     Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

     A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

     Subsequent events

     Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

     Use of estimates

     The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Annual Report 2004                                            073


4.   ACQUISITIONS

     (i) In 2003, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% interest in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million (equivalent to approximately RMB 2,276,578,000) through the acquisition of certain interest in production sharing contracts ("PSCs") which was effective from 1 January 2003. The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG project in the PRC, beginning in 2008. The Company completed the Tangguh acquisition on 8 February 2003. CNOOC has an equity interest in the Fujian LNG project.

          In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above mentioned PSCs. The options are exercisable if:

          (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or

          (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

          The exercise price of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

          The options lapsed on 31 December 2004. As such, although the consideration was paid in full in 2003, the acquisition date for accounting purpose is 31 December 2004.

          During the year, the Company acquired from British Gas International Limited a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$105.1 million (equivalent to approximately RMB869,881,000), subject to a final price adjustment. The purchase increased the Company's interest in the Muturi PSC to 64.767% and its interest in the Tangguh LNG Project increased from 12.5% to 16.96%. The Company completed the acquisition on 13 May 2004. As at 31 December 2004, Tangguh LNG project was still in the development stage.

     (ii) On 15 May 2003, the Company entered into an equity sale and purchase agreement and a Gas Production and Processing Agreement (the "Agreements") with the existing North West Shelf ("NWS Project") partners to acquire an interest in the upstream production and reserves of the NWS Project. Under the Agreement, the Company will acquire an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreement, the Company has the right to acquire more interest in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. CNOOC has an equity interest in the Guangdong LNG Project.

          On 23 December 2003, the Company signed a Deed of Amendment to the Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deeds") and agreed to pay US$483,577,000 representing deposit of the consideration and tariff payment, to the NWS project participants by 2 January 2004. The Company made the payment on 2 January 2004.

074                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


4.   ACQUISITIONS (continued)

     On 18 December 2004, the Company paid the balance of the consideration payable and concurrently entered into a side letter for the fulfillment of a condition precedent to the purchase. As such, the consideration paid of approximately US$567 million (equivalent to approximately RMB4,693,809,000) including the payment of the tariff of US$180 million plus direct incremental costs relating to the acquisition were included as a prepayment in property, plant and equipment as at 31 December 2004. As at 31 December 2004, NWS Project was still in the development stage.

     (iii) Apart from the acquisitions above, during the year, the Company also acquired from VANCO Energy Company an 11.25% interest in a petroleum agreement in Ras Tafelney, Morocco for approximately US$7.75 million. The PSC was still in an exploration stage as of 31 December 2004.

     (iv) In addition, the Company also entered in production sharing contracts with Golden Aaron Pte. Ltd. and China Global Construction Limited in Myanmar during the year. The PSCs were still in a pre-exploration stage as of 31 December 2004. The Company is the operator.

5.   PRODUCTION SHARING CONTRACTS

     PRC

     For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

     In general, the Group has the option to take a up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

     After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

     Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

Annual Report 2004                                            075

     Overseas

     The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

6.   SEGMENT INFORMATION

     The Group is organised on a worldwide basis into three major operating segments. Segment information is presented by way of two segment formats:
     (i) on a primary reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

     Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

     (a)  Business segments

          The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit or loss from operations before income taxes.

076                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


6.   SEGMENT INFORMATION (continued)

     (a)  Business segments (continued)

          The following tables present revenue, profit and certain assets, liabilities and expenditures information for the Group's business segments.

                              Independent                Production                   Trading
                              Operations              sharing contracts              business                  Unallocated
Segment Revenue              2004         2003          2004         2003          2004         2003          2004         2003
                         RMB' 000     RMB' 000      RMB' 000     RMB' 000      RMB' 000     RMB' 000      RMB' 000     RMB' 000
                      ------------------------------------------------------------------------------------------------------------
Sales to external
customers:
  Oil and gas sales    15,177,621   12,040,587    21,708,398   16,076,244             -            -             -            -
  Marketing revenues            -            -             -            -    18,191,353   12,398,661             -            -
Intersegment
  revenues                920,669            -     2,551,181    3,730,797             -            -             -            -
Other income                6,139        8,468       136,942      424,493             -            -         1,610        1,820
                      ------------------------------------------------------------------------------------------------------------
Total                  16,104,429   12,049,055    24,396,521   20,231,534    18,191,353   12,398,661         1,610        1,820
                      ------------------------------------------------------------------------------------------------------------
Segment results
Operating expenses     (1,828,614)  (1,579,004)   (3,241,730)  (2,933,805)            -            -             -            -
Production taxes         (775,210)    (626,897)     (950,464)    (611,701)            -            -             -            -
Exploration expenses   (1,136,055)    (590,541)     (180,105)    (257,531)            -            -             -            -
Depreciation, depletion
  and amortisation     (2,235,064)  (1,855,983)   (3,219,998)  (2,786,770)            -            -             -            -
Dismantlement            (117,310)     (96,206)      (84,327)     (71,120)            -            -             -            -
Crude oil and product
  purchases              (920,669)           -    (2,551,181)  (3,730,797)   (17,963,461) (12,295,238)           -            -
Selling and administrative
  expenses                (50,721)     (62,247)     (557,521)    (666,369)            -            -      (449,464)    (483,907)
Others                          -      (36,406)      (45,844)    (313,826)            -            -             -            -
Interest income                 -            -         2,077       14,302             -            -       204,795      169,274
Interest expenses        (135,119)     (60,358)      (64,956)     (20,817)            -            -      (241,750)    (273,765)
Exchange
  gains/(losses), net           -            -       (15,308)         124             -            -        44,577       (6,870)
Short term
  investment income             -            -             -            -             -            -        72,438      123,483
Share of profits of
  associates                    -            -             -            -             -            -       344,469      220,263
Non-operating income/
  (expenses), net               -            -             -            -             -            -       519,206      314,968
Tax                             -            -             -            -             -            -    (6,930,826)  (4,627,836)
                      ------------------------------------------------------------------------------------------------------------
Net profit              8,905,667    7,141,413    13,487,164    8,853,224       227,892      103,423    (6,434,945)  (4,562,570)
                      ------------------------------------------------------------------------------------------------------------
Other segment
information
Segment assets         20,670,651   14,055,898    37,767,197   26,821,223     1,712,212    2,629,009    32,599,362   28,880,532
Investments in                  -            -             -            -             -            -     1,327,109    1,117,640
associates
                      ------------------------------------------------------------------------------------------------------------
Total assets           20,670,651   14,055,898    37,767,197   26,821,223     1,712,212    2,629,009    33,926,471   29,998,172
Segment liabilities    (3,913,905)  (3,554,720)  (11,453,307) (12,620,113)     (809,663)  (2,173,828)  (21,182,195)  (8,419,109)
Capital expenditure     6,309,397    5,960,071    13,145,839    2,264,625             -            -       164,775       46,868
                      ============================================================================================================



                                    Eliminations                             Consolidated
Segment revenue              2004                2003                 2004                2003
                         RMB' 000            RMB' 000             RMB' 000            RMB' 000
                      --------------------------------------------------------------------------
Sales to external
customers:
  Oil and gas sales             -                   -           36,886,019          28,116,831
  Marketing revenues            -                   -           18,191,353          12,398,661
Intersegment
  revenues             (3,471,850)         (3,730,797)                   -                   -
Other income                    -                   -              144,691             434,781
                      --------------------------------------------------------------------------
Total                  (3,471,850)         (3,730,797)          55,222,063          40,950,273
                      --------------------------------------------------------------------------
Segment results
Operating expenses              -                   -           (5,070,344)         (4,512,809)
Production taxes                -                   -           (1,725,674)         (1,238,598)
Exploration expenses            -                   -           (1,316,160)           (848,072)
Depreciation,
depletion
  and amortisation              -                   -           (5,455,062)         (4,642,753)
Dismantlement                   -                   -             (201,637)           (167,326)
Crude oil and product
  purchases             3,471,850           3,730,797           (17,963,461)        (12,295,238)
Selling and
administrative
  expenses                      -                   -           (1,057,706)         (1,212,523)
Others                          -                   -              (45,844)           (350,232)
Interest income                 -                   -              206,872             183,576
Interest expenses               -                   -             (441,825)           (354,940)
Exchange                        -                   -               29,269              (6,746)
gains/(losses), net
Short term                      -                   -               72,438             123,483
investment income
Share of profits of             -                   -              344,469             220,263
associates
Non-operating income/
  (expenses), net               -                   -              519,206             314,968
Tax                             -                   -           (6,930,826)         (4,627,836)
                      --------------------------------------------------------------------------
Net profit                      -                   -           16,185,778          11,535,490
                      --------------------------------------------------------------------------
Other segment
information
Segment assets                  -                   -           92,749,422          72,386,662
Investments in                  -                   -            1,327,109           1,117,640
associates
                      --------------------------------------------------------------------------
Total assets                    -                   -           94,076,531          73,504,302
Segment liabilities             -                   -          (37,359,070)        (26,767,770)
Capital expenditure             -                   -           19,620,011           8,271,564
                      ==========================================================================


Annual Report 2004                                            077

     (b)  Geographical segments

          In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

          The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Any activities outside PRC are mainly conducted in Indonesia and Singapore. An analysis by geographical segment is as follows:

                                   PRC                        Outside PRC                 Total
                              2004           2003          2004          2003           2004         2003
                           RMB'000        RMB'000       RMB'000       RMB'000        RMB'000      RMB'000
                     ----------------------------------------------------------------------------------------
  Total revenue         30,453,453     25,416,466    24,768,610    15,533,807     55,222,063   40,950,273
  Total assets          75,298,171     61,357,931    18,778,360    12,146,371     94,076,531   73,504,302
  Capital expenditure   12,014,894      7,727,171     7,605,117       544,393     19,620,011    8,271,564

     (c) An analysis of sales to major customers by business segment is as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Production sharing contracts
China Petroleum & Chemical Corporation          6,932,008       3,848,361
PetroChina Company Limited                      1,944,709       1,446,169
Castle Peak Power Company Limited               1,070,436         841,285
                                             ----------------------------------
                                                9,947,153       6,135,815
                                             ----------------------------------
Independent operations
China Petroleum & Chemical Corporation          3,702,058       3,126,708
                                             ----------------------------------
                                               13,649,211       9,262,523
                                             ==================================

7.   OIL AND GAS SALES

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Gross sales                                    39,955,702      30,556,967
Royalties                                        (610,055)       (478,454)
PRC government share oil                       (2,459,628)     (1,961,682)
                                             ----------------------------------
                                               36,886,019      28,116,831
                                             ==================================

078                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


8.   MARKETING PROFIT

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Marketing revenues                             18,191,353      12,398,661
Crude oil and product purchases               (17,963,461)    (12,295,238)
                                             ----------------------------------
                                                  227,892         103,423
                                             ==================================

9.   PROFIT BEFORE TAX

     The Group's profit before tax is arrived at after (crediting)/charging:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Crediting:
Interest income on bank deposits                 (206,872)       (183,576)

Interest income on investments                     (1,654)        (28,752)
Dividend income on investments                    (93,040)        (46,140)
Realised (gains)/losses on investments             (2,972)        (27,088)
Unrealised losses/(gains) on investments           25,228         (21,503)
                                             ----------------------------------
Short term investment income                      (72,438)       (123,483)
                                             ----------------------------------
Charging:
Auditors' remuneration                              6,750           5,790

Staff costs
  - Wages, salaries and allowances*               265,007         393,165
  - Labour costs paid to contractors              666,599         542,292

Depreciation, depletion and amortisation        5,410,413       4,643,364
Less: Oil-in tank adjustments                      44,649            (611)
                                             ----------------------------------
                                                5,455,062       4,642,753
                                             ----------------------------------
Operating lease rentals
  - Office                                        107,803          72,708
  - Equipment                                     494,264         190,581
Loss on disposal of property, plant
        and equipment                                 173              21
Repairs and maintenance                         1,193,700         608,603
Research and development costs                    268,477         165,793

* Including in wages, salaries and allowances, an amount of Rmb30,304,000 (2003: Rmb95,147,000) for pension scheme contributions and termination benefits.

Annual Report 2004                                            079



10.  SELLING AND ADMINISTRATIVE EXPENSES

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Salary and staff benefits                         265,007         393,165
Utility and office expenses                       115,817          90,801
Travel and entertainment                           75,675          74,218
Rentals and maintenance                           128,579         107,310
Management fees                                   218,087         219,771
Selling expenses                                   36,015          30,686
(Reversal) of/provision
  for inventory obsolescence                       (2,710)          8,745
Other                                             221,236         287,827
                                             ----------------------------------
                                                1,057,706       1,212,523
                                             ==================================

11.  INTEREST EXPENSES

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Interest on bank loans which are:
  - Wholly repayable within five years             80,829          81,539
  - Not wholly repayable within five years            --               --

Interest on long term guaranteed notes            485,812         391,005
Other borrowing costs                                 163          34,933
                                             ----------------------------------
Total interest                                    566,804         507,477
Less: Amount capitalised in property,
    plant and equipment (note 18)                (244,686)       (245,783)
                                             ----------------------------------
                                                  322,118         261,694
Other finance costs:
  Increase in discounted amount of
    provisions arising from the
    passage of time (note 30)                     119,707          93,246
                                             ----------------------------------
                                                  441,825         354,940
                                             ==================================


The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended 31 December 2004.

080                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

12.  DIRECTORS' REMUNERATION

     Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Fees for executive directors                           --              --
Fees for non-executive directors                      851           1,000

Other emoluments for executive directors
  - Basic salaries and allowances                   6,556           6,327
  - Bonuses                                            --           2,100
  - Pension scheme contributions                       62             207
  - Other                                           1,200           1,425
                                             ----------------------------------
                                                    8,669          11,059
                                             ==================================



     The number of directors whose remuneration fell within the following bands is as follows:

                                                 Number of directors
                                                     2004           2003
                                             ----------------------------------
        Nil to HK$1,000,000                             6              6
        HK$1,000,001- HK$1,500,000                     --              1
        HK$1,500,001- HK$2,000,000                     --             --
        HK$2,000,001- HK$2,500,000                     --             --
        HK$2,500,001- HK$3,000,000                      1              2
        HK$3,000,001- HK$3,500,000                      1             --
                                             ----------------------------------
                                                        8              9
                                             ==================================



     There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

     No value in respect of the share options granted during the year (note
     31) has been charged to the income statement, or is otherwise included in the above directors' remuneration disclosures.

Annual Report 2004                                            081


13.  FIVE HIGHEST PAID EMPLOYEES

     Details of the remuneration of the five highest paid employees during the year are as follows:

                                                     2004           2003
                                                  RMB'000        RMB'000
                                             ----------------------------------
Basic salaries and allowances                      18,227         15,857
Bonuses                                             4,589          2,550
Pension scheme contributions                        1,509          1,332
Other                                               2,282          2,743
                                             ----------------------------------
                                                   26,607         22,482
                                             ==================================
Number of directors                                    --             --
Number of employees                                     5              5

     The number of highest paid employees whose remuneration fell within the following bands is as follows:

                                                       Number of employees
                                                     2004           2003
                                             ----------------------------------
 Nil to HK$3,000,000                                   --             --
 HK$3,000,001- HK$3,500,000                             1             --
 HK$3,500,001- HK$4,000,000                             1              3
 HK$4,000,001- HK$4,500,000                             1             --
 HK$4,500,001- HK$5,000,000                            --             --
 HK$5,000,001- HK$5,500,000                            --              2
 HK$5,500,001- HK$6,000,000                             1             --
 HK$6,000,001- HK$8,000,000                            --             --
 HK$8,000,001- HK$8,500,000                             1             --
                                             ----------------------------------
                                                        5              5
                                             ==================================


     No value in respect of the share options granted during the year (note
     31) has been charged to the income statement, or is otherwise included in the above five highest paid employees disclosures.

082                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



14.  TAX

     (i)  Income tax

          The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% to 51.875%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

          An analysis of the provision for tax in the consolidated income statement was as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Overseas income taxes
  - Current                                       755,568         654,988
  - Deferred                                     (170,118)       (179,134)
PRC enterprise income tax
  - Current                                     6,411,417       3,623,157
  - Deferred                                      (66,041)        528,825
                                             ----------------------------------
Total tax charge for the year                   6,930,826       4,627,836
                                             ==================================


          A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

                                                     2004            2003
                                                        %               %
                                             ----------------------------------
Statutory PRC enterprise income tax rate             33.0            33.0
Effect of tax exemption granted                      (3.0)           (3.0)
Effect of different tax rates for
  overseas subsidiaries                               0.3            (0.1)
Tax credit from government                           (0.3)           (1.5)
Tax effect on other permanent
  differences                                         0.3             0.2
                                             ----------------------------------
Effective income tax rate                            30.3            28.6
                                             ==================================

Annual Report 2004                                            083

     (i)  Income tax (continued)

          The tax effect of significant temporary differences of the Group was as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Deferred tax assets
  - Provision for retirement and
      termination benefits                        112,150         114,758
  - Provision for dismantlement                   926,834         775,725
  - Provision for impairment of property,
      plant and equipment and write-off of
      unsuccessful exploratory drillings          869,286         759,454
                                             ----------------------------------
                                                1,908,270       1,649,937

Deferred tax liabilities
  - Accelerated amortisation allowance for
      oil and gas properties                   (8,596,768)     (7,433,133)
                                             ----------------------------------
Net deferred tax liabilities                   (6,688,498)     (5,783,196)
                                             ==================================


     As at 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

     There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

     (ii) Other taxes

          The Company's PRC subsidiary pays the following other taxes:

          -- Production taxes equal to 5% of independent production and production under production sharing contracts; and

          --   Business tax of 3% to 5% on other income.

15.  NET PROFIT AFTER TAX

     The net profit after tax for the year ended 31 December 2004 dealt with in the financial statements of the Company, was approximately RMB5,441,948,000 (2003: RMB5,031,491,000) (see note 32).

16.  DIVIDENDS

     On 28 April 2004, the board of directors declared an interim dividend and a special interim dividend of HK$0.06 per share in place of 2003 final dividend and final special dividend, totaling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) (2003: nil). The board of directors also withdrew its recommendation that the Company declared any final or special final dividend for the year ended 31 December 2003.

     On 25 August 2004, the board of directors declared an interim dividend of HK$0.03 per share (2003: HK$0.028 per share), totaling HK$1,231,618,058
     (equivalent to approximately RMB1,306,451,000) (2003: RMB1,220,132,000), and a special interim dividend of HK$0.05 per share (2003: HK$0.036 per share), totaling HK$2,052,696,764 (equivalent to approximately RMB2,177,418,000) (2003: RMB1,568,741,000).

084                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


16.  DIVIDENDS (continued)

     The board of directors have recommended a final dividend of HK$0.03 per ordinary share, totaling HK$1,231,571,258 (approximately equivalent to RMB1,310,022,000), and a special final dividend of HK$0.05 per ordinary share, totaling HK$2,052,618,764 (approximately equivalent to RMB2,183,371,000) for the year ended 31 December 2004.

     The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements, financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated companies. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

     Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Receipts ("ADR") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

17.  EARNINGS PER SHARE

                                                     2004                  2003
                                     ------------------------------------------
Earnings:
  Net profit attributable to
    shareholders, used in the
    basic and diluted earnings
    per share calculations             RMB 16,185,778,000    RMB 11,535,490,000
                                     ==========================================
Number of shares (after stock split):
  Weighted average number of
    ordinary shares for the
    purpose of basic earnings
    per share before effects of
    shares repurchased                     41,070,828,275        41,070,828,275

Effect of shares repurchased                  (10,587,616)                   --
                                     ------------------------------------------
Weighted average number of ordinary
  shares for the purpose
  of basic earnings per share              41,060,240,659        41,070,828,275

Effect of dilutive potential
  ordinary shares under the
  share option scheme                          66,720,503            39,510,820

Effect of dilutive potential
  ordinary shares for convertible bonds        52,552,274                    --
                                     ------------------------------------------
Weighted average number of ordinary
  shares for the purpose
  of diluted earnings per share            41,179,513,436        41,110,339,095
                                     ==========================================
Earnings per share
  - Basic                                         RMB0.39               RMB0.28
                                     ==========================================
  - Diluted                                       RMB0.39               RMB0.28
                                     ==========================================

Annual Report 2004                                            085





18.  PROPERTY, PLANT AND EQUIPMENT, NET

     Movements in the property, plant and equipment of the Group are as follows:

                                                                                   Group
                                                                       2004                                        2003
                                                                            Vehicles
                                           Oil and gas     Land and       and office
                                            properties    buildings        equipment            Total             Total
                                               RMB'000      RMB'000          RMB'000          RMB'000           RMB'000
                                         --------------------------------------------------------------------------------
Cost or valuation:
At beginning of the year                    70,137,828      824,781          139,902       71,102,511        59,240,281
Purchase price allocation adjustment                --           --               --               --          (707,623)
Additions                                   12,845,367      116,797           47,977       13,010,141         8,585,798
Acquisitions (including prepayments)         6,934,951           --               --        6,934,951         4,025,441
Disposals and write-offs                            (3)          --             (174)            (177)          (40,402)
Exchange realignment                              (249)          --               --             (249)             (984)
                                         --------------------------------------------------------------------------------
End of year                                 89,917,894      941,578          187,705       91,047,177        71,102,511
                                         ================================================================================
Analysis of cost or valuation:
  At cost                                   89,917,894      116,797          187,705       90,222,396        70,277,730
  At revaluation                                    --      824,781               --          824,781           824,781
                                         --------------------------------------------------------------------------------
                                            89,917,894      941,578          187,705       91,047,177        71,102,511
                                         ================================================================================
Accumulated depreciation,
  depletion and amortisation:
At beginning of the year                   (27,839,105)    (106,401)         (33,204)     (27,978,710)      (23,168,461)
Depreciation provided during the year       (5,575,114)     (26,054)         (10,882)      (5,612,050)       (4,810,690)
Disposals                                           --           --                5                5               584
Exchange realignment                                83           --              192              275              (143)
                                         --------------------------------------------------------------------------------
End of year                                (33,414,136)    (132,455)         (43,889)     (33,590,480)      (27,978,710)
                                         ================================================================================
Net book value:
Beginning of year                           42,298,723      718,380          106,698       43,123,801        36,071,820
                                         ================================================================================
End of year                                 56,503,758      809,123          143,816       57,456,697        43,123,801
                                         ================================================================================

086                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



                                                                                   Group
                                                                       2004                                        2003
                                                                            Vehicles
                                           Oil and gas     Land and       and office
                                            properties    buildings        equipment            Total             Total
                                               RMB'000      RMB'000          RMB'000          RMB'000           RMB'000
                                         --------------------------------------------------------------------------------
Had the property, plant and
  equipment been carried at
  cost less accumulated
  depreciation, depletion
  and amortisation, the carrying
  amount of each class
  would have been:

Cost                                        89,917,894      666,907          187,705       90,772,506        70,827,840
Accumulated depreciation,
  depletion and amortisation               (33,414,136)     (88,246)         (43,889)     (33,546,271)      (27,943,657)
                                         --------------------------------------------------------------------------------
                                            56,503,758      578,661          143,816       57,226,235        42,884,183
                                         ================================================================================


     During the year, additions to the Group's property, plant and equipment amounted to approximately RMB13,010,141,000 (2003: RMB8,585,798,000). The
     consideration paid of US$567 million (equivalent to RMB4,693,809,000) for the NWS project (see note 4(ii)) has been included as a prepayment in oil and gas properties as at 31 December 2004.

     Included in the current year additions was an amount of approximately RMB244,686,000 (2003: RMB245,783,000) in respect of interest capitalised in property, plant and equipment.

Annual Report 2004                                            087

     The property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation. The movements in property, plant and equipment of the Company are as follows:

                                                             Company
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Cost:
  Beginning of the year                             5,833           5,764
  Additions                                            --              69
                                             ----------------------------------
  End of year                                       5,833           5,833
                                             ----------------------------------
Accumulated depreciation:
  Beginning of the year                            (5,562)         (5,108)
  Charge for the year                                (107)           (454)
                                             ----------------------------------
  End of year                                      (5,669)         (5,562)
                                             ----------------------------------
Net book value:
  Beginning of year                                   271             656
                                             ==================================
  End of year                                         164             271
                                             ==================================


     The land and buildings of the Group are held outside Hong Kong with lease terms of 50 years.

     The land and buildings were revalued by an independent valuer, Sallmanns (Far East) Limited, Chartered Surveyors (the "Valuer") as at 31 December 2000 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses. Certain land use rights which were previously granted by the PRC government at no cost.

19.  INTERESTS IN SUBSIDIARIES

                                                           Company
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
  Unlisted shares, at cost                      7,766,971       7,766,971
  Loan to subsidiaries                          4,138,290       4,138,290
  Due from subsidiaries                        13,206,016      12,245,592
  Due to subsidiaries                         (15,256,082)     (7,588,883)
                                             ----------------------------------
                                                9,855,195      16,561,970
                                             ==================================

088                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



19.  INTERESTS IN SUBSIDIARIES (continued)

     The loan due to subsidiaries is unsecured and bears interest at 7.084% per annum. The maturities of the balance are as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Balance due:
  Within five years                                    --              --
  More than five years                          4,138,290       4,138,290
                                             ----------------------------------
                                                4,138,290       4,138,290
                                             ==================================



     The amounts due from/to subsidiaries are unsecured, interest-free and are repayable on demand.

     Particulars of the principal subsidiaries are as follows:

                                                              Nominal value      Percentage of
                                                       of issued/registered             equity
                               Place and date of                    ordinary   attributable to
Name                           incorporation                   share capital       the Company     Principal activities
-----------------------------------------------------------------------------------------------------------------------
Directly held subsidiaries:

CNOOC China Limited            Tianjin, PRC                    RMB15 billion              100%     Offshore petroleum
                               15 September 1999                                                   exploration,
                                                                                                   development,
                                                                                                   production and
                                                                                                   sale in the PRC

CNOOC International Limited    British Virgin Islands                   US$2              100%     Investment holding
                               23 August 1999

China Offshore Oil (Singapore) Singapore                         S$3 million              100%     Sale and marketing
  International Pte., Ltd.     14 May 1993                                                         of petroleum
                                                                                                   outside of the PRC

CNOOC Finance (2002) Limited   British Virgin Islands               US$1,000              100%     Bond issuance
                               24 January 2002

CNOOC Finance (2003) Limited   British Virgin Islands               US$1,000              100%     Bond issuance
                               2 April 2003

CNOOC Finance (2004) Limited   British Virgin Islands               US$1,000              100%     Bond issuance
                               9 December 2004


Annual Report 2004                                            089


                                                              Nominal value      Percentage of
                                                       of issued/registered             equity
                               Place and date of                    ordinary   attributable to
Name                           incorporation                   share capital       the Company     Principal activities
-----------------------------------------------------------------------------------------------------------------------
Indirectly held subsidiaries*:

Malacca Petroleum Limited      Bermuda                             US$12,000              100%     Offshore petroleum
                               2 November 1995                                                     exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

OOGC America, Inc.             State of Delaware,                   US$1,000              100%     Investment holding
                               United States of America
                               2 September 1997

OOGC Malacca Limited           Bermuda                             US$12,000              100%     Offshore petroleum
                               2 November 1995                                                     exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC Southeast Asia Limited   Bermuda                             US$12,000              100%     Investment holding
                               16 May 1997

CNOOC ONWJ Ltd.                Labuan, F.T., Malaysia                   US$1              100%     Offshore petroleum
                               27 March 2002                                                       exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC SES Ltd.                 Labuan, F.T., Malaysia                   US$1              100%     Offshore petroleum
                               27 March 2002                                                       exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC Poleng Ltd.              Labuan, F.T., Malaysia                   US$1              100%     Offshore petroleum
                               27 March 2002                                                       exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC Madura Ltd.              Labuan, F.T., Malaysia                   US$1              100%     Offshore petroleum
                               27 March 2002                                                       exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC Blora Ltd.               Labuan, F.T., Malaysia                   US$1              100%     Onshore petroleum
                               27 March 2002                                                       exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia


090                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



19.  INTERESTS IN SUBSIDIARIES (continued)


                                                              Nominal value      Percentage of
                                                       of issued/registered             equity
                               Place and date of                    ordinary   attributable to
Name                           incorporation                   share capital       the Company     Principal activities
-----------------------------------------------------------------------------------------------------------------------
CNOOC NWS Private Ltd.         Singapore                                 S$1              100%     Offshore petroleum
                               8 October 2002                                                      exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Australia

CNOOC Wiriagar Overseas Ltd.   British Virgin Islands                   US$1              100%     Offshore petroleum
                               15 January 2003                                                     exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

CNOOC Muturi Ltd.              The Isle of Man                  US$7,780,700              100%     Offshore petroleum
                               8 Feburary 1996                                                     exploration,
                                                                                                   development and
                                                                                                   production in
                                                                                                   Indonesia

     *    Indirectly held through CNOOC International Limited.

     The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

20.  INVESTMENTS IN ASSOCIATES

     Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and
     (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited ("CNOOC Finance"). CNOOC Finance was incorporated on 13 May 2002 in the PRC with limited liability and is principally engaged in deposit-taking and money lending activities for the CNOOC Group. The issued and paid-up capital of CNOOC Finance is RMB1,415 million.

                                                             Group
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Share of net assets                             1,327,109       1,117,640
                                             ==================================

     The directors are of the opinion that the underlying value of the investments in associates is not less than the carrying amount of the associates as at 31 December 2004.

Annual Report 2004                                            091


21.  ACCOUNTS RECEIVABLE, NET

     The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As at 31 December 2004 and 2003, substantially all the accounts receivable were aged within six months.

22.  INVENTORIES AND SUPPLIES

                                                              Group
                                                    2004             2003
                                                 RMB'000          RMB'000
                                             ----------------------------------
Materials and supplies                           879,300          809,827
Oil in tanks                                     274,029          291,844
Less: Provision for inventory obsolescence        (6,035)          (8,745)
                                             ----------------------------------
                                               1,147,294        1,092,926
                                             ==================================


23.  SHORT TERM INVESTMENTS

     As at 31 December 2004, short term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the short term investments were as follows:


                                                            Group                             Company
                                                    2004              2003               2004            2003
                                                 RMB'000           RMB'000            RMB'000         RMB'000
                                            -----------------------------------------------------------------
Unlisted investments, at fair value:
Liquidity funds                                3,763,959         3,767,179          2,759,400       3,767,179
Corporate bonds                                1,639,956         1,876,880          1,639,956       1,876,880
Common stock                                      40,198            40,274             40,198          40,274
                                            -----------------------------------------------------------------
                                               5,444,113         5,684,333          4,439,554       5,684,333
                                            =================================================================

24.  ACCOUNTS PAYABLE

     As at 31 December 2004 and 2003, substantially all the accounts payable were aged within six months.

092                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



25.     OTHER PAYABLES AND ACCRUED LIABILITIES

                                                              Group
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Accrued payroll and welfare payable               156,706         149,532
Provision for retirement and
  termination benefits                            292,128         290,955
Accrued expenses                                2,818,785         926,867
Advances from customers                            12,588          10,864
Royalties payable                                 142,638         205,113
Other payables                                    768,179         372,452
                                             ----------------------------------
                                                4,191,024       1,955,783
                                             ==================================

     As at 31 December 2004, deferred revenue from gas sales contracts amounted to approximately RMB1,050,000 (2003: RMB1,208,000) and was included in other payables.

26.  LONG TERM BANK LOANS

     As at 31 December 2004, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                                                               Group
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
                         Interest rate
                         and final maturity

US$ denominated          Fixed interest rate      827,650         827,615
bank loans               of 9.2% per annum with
                         maturities through
                         to 2006

Japanese Yen             Fixed interest            61,925          82,578
denominated              rate of 4.1% per annum
bank loans               with maturities
                         through to 2007
                                             ----------------------------------
                                                  889,575         910,193
Less: Current
  portion of
  long term bank loans                            (24,364)        (20,618)
                                             ----------------------------------
                                                  865,211         889,575
                                             ==================================


     As at 31 December 2004, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

Annual Report 2004                                            093



26.  LONG TERM BANK LOANS (continued)

     The maturities of the long term bank loans are as follows:

                                                               Group
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Balances due:
  - Within one year                                24,364          20,618
  - After one year but within two years           846,471          24,364
  - After two years but within three years         18,740         846,471
  - After three years but within four years            --          18,740
  - After four years but within five years             --              --
                                             ----------------------------------
                                                  889,575         910,193
                                             ----------------------------------
Amount due within one year
  shown under current liabilities                 (24,364)        (20,618)
                                             ----------------------------------
                                                  865,211         889,575
                                             ==================================



     Supplemental information with respect to long term bank loans:

                                                                             Maximum         Average           Weighted
                                                           Weighted           amount          amount            average
                                                            average      outstanding     outstanding      interest rate
                                              Balance interest rate       during the      during the         during the
                                          at year end   at year end             year           year*             year**
                                              RMB'000                        RMB'000         RMB'000
                                         ------------------------------------------------------------------------------
For the year ended 31 December
2004                                          889,575         8.81%          910,193         899,884              8.37%
2003                                          910,193         8.69%        1,238,611       1,074,403              7.94%


* The average amount outstanding is computed by dividing the total of outstanding principal balances as at 1 January and 31 December by two.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December by two.

094                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

27.  LONG TERM GUARANTEED NOTES

     On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500 million of a principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
     (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     On 21 May 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on 2 April 2003 and a wholly-owned subsidiary of the Company, issued US$200 million of a principal amount of 4.125% guaranteed notes due in 2013 and US$300 million of a principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance
     (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

     On 15 December 2004, CNOOC Finance (2004) Limited, a company incorporated in the British Virgin Islands on 9 December 2004 and a wholly-owned subsidiary of the Company, issued US$1 billion zero coupon guaranteed convertible bonds due 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company. The bonds are converted at HK$6.075 per share, subject to adjustment for, among other things, subdivision or consolidation of shares, bond issues, right issues, capital distribution and other dilutive events. Unless previous redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount.

28.  BALANCES WITH THE PARENT COMPANY

     As at 31 December 2004 and 2003, the balances with CNOOC were unsecured, interest-free and were repayable on demand.

29.  RELATED PARTY TRANSACTIONS

     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, and various other commercial arrangements.

     In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

                                                 Notes        2004       2003
                                                           RMB'000    RMB'000
                                                -----------------------------
Materials, utilities and ancillary services       (i)    1,295,598  1,018,066
Technical services                               (ii)    6,362,206  3,828,282
Research and development services               (iii)        7,800     83,280
Lease and property management services           (iv)       76,721     56,867

Included in:
  Exploration expenses                                     960,031    487,293
  Operating expenses                                     1,405,877  1,176,601
  Selling and administrative expenses                      326,004    191,349

Capitalised under property, plant and equipment          5,050,413  3,131,252

Annual Report 2004                                            095

     (i)  Materials, utilities and ancillary services

          CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

          The materials, utilities and ancillary services are provided at:

          --   state-prescribed prices; or

          -- where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

          -- where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

     (ii) Technical services

          CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

          --   offshore drilling;

          --   ship tugging, oil tanker transportation and security services;

          -- well survey, well logging, well cementation and other related technical services;

          -- collection of geophysical data, ocean geological prospecting, and data processing;

          --   platform fabrication service and maintenance; and

          -- design, construction, installation and test of offshore and onshore production facilities.

     (iii) Research and development services

          The Group has revised the original research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre, due to the restructuring of operations in 2004.

     (iv) Lease and property management services

          The Group has entered into lease and property management services agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges are based on the prevailing market rates.

096                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)



29.  RELATED PARTY TRANSACTIONS (continued)

     (v)  Sale of crude oil, condensated oil and liquefied petroleum gas

          The Group sells crude oil, condensated oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended 31 December 2004, the total sales amounted to approximately RMB13,945,565,000 (2003: RMB8,324,108,000).

          During the period, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd. imported oil into the PRC for trading, using CNOOC's import license. For the year ended 31 December 2004, the total sales to its customers through such arrangements amounted to approximately RMB446,923,000 (2003:
          RMB1,470,832,000). The commission paid by the third party customers to CNOOC for the year amounted to approximately RMB2,682,000 (2003:
          RMB8,825,000).

     (vi) Deposits with CNOOC Finance Corporation Limited

          The Company entered into a framework agreement with CNOOC Finance Corporation Limited ("CNOOC Finance") on 8 April 2004. Under the framework agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company that is also a subsidiary of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. The charges by CNOOC Finance for its financial services to the Group are comparable to those charged by PRC banks for similar services.

          For the year ended 31 December 2004, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB5,300,381,000.

30.  PROVISION FOR DISMANTLEMENT

     Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with SSAP 28 and is included in the accumulated depreciation, depletion and amortisation in note 18.

     The details of the provision for dismantlement are as follows:

                                                               Group
                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
At the beginning of year                        2,646,800       2,239,320
Additions during the year and
  capitalised in oil and gas properties           322,941         314,234
Increase in discounted amount of
  provisions arising from the
  passage of time                                 119,707          93,246
                                             ----------------------------------
End of year                                     3,089,448       2,646,800
                                             ==================================

Annual Report 2004                                            097



31.  SHARE CAPITAL


                                                                                Issued
                                               Number of       Share     share capital
Shares (after Stock Split)                        shares     capital     Equivalent of
                                                             HK$'000           RMB'000
                                        ----------------------------------------------
Authorised:
Ordinary shares of HK$0.02 each

 As at 31 December 2003 and 2004          75,000,000,000   1,500,000
                                        ============================
Issued and fully paid:
Ordinary shares of HK$0.02 each
As at 1 January 2003 and 1 January 2004   41,070,828,275     821,417           876,978
Repurchased and cancelled                    (18,453,000)       (369)             (392)
                                        ----------------------------------------------
As at December 31 2004                    41,052,375,275     821,048           876,586
                                        ==============================================

      The repurchase of the Company's shares during the year were effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

      Share options

      The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval, the recipient of and number of shares underlying each option. These schemes provide for the issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

      On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

      1.    options for an aggregate of 23,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.19; and

      3.    the period during which an option may be exercised is as follows:

            (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

            (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

      The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

098                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


31.   SHARE CAPITAL (continued)

      Share options (continued)

      On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

      1.    options for an aggregate of 44,100,000 shares have been granted;

      2.    the subscription price per share is HK$1.232; and

      3.    the period during which an option may be exercised is follows:

            (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

            (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

            (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

      The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

      In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

      In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

      Under the 2002 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

      According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

      1.    the nominal value of shares;

      2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the "HKSE") as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

      3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of the grant of the option.

Annual Report 2004                                            099

      Share options (continued)

      On 24 February 2003, the board of directors approved a grant of options in respect of 42,050,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$2.108 per share. The market price was HK$2.11 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule;

      1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

      2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

      3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

      The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

      On 5 February 2004, the board of directors approved a grant of options in respect of 50,700,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$3.152 per share. The market price was HK$3.146 per share preceding the options granted. Options granted under the 2002 Share option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

      1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

      2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

      3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

      The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

      2,300,100 share options granted under the 2002 Share Option Scheme and the 2001 Share Option Scheme have been exercised since the respective dates of grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of 31 December 2004 was 54,533,267.

32.   RESERVES

      According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to the staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

      As at 31 December 2004, the general reserve fund appropriated amounted to RMB4,413,610,000 (2003: RMB3,050,489,000), representing approximately
      29.4% (2003: 20.4%) of the total registered capital of CNOOC China
      Limited.

100                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)




32.   RESERVES (continued)

      Included in retained earnings is an amount of RMB877,109,000 (2003:
      RMB577,640,000), being the retained earnings attributable to associates.

      The company's ability to distribute dividends will largely depends on the dividends it receives from its subsidiaries. The dividends distributable by the company's subsidiaries to the company are determined in accordance with the relevant accounting principle required by the local authorities. As of 31 December 2004 the aggregate amount of the subsidiaries' retained earnings available for distributions to the company amounted to approximately RMB 16,652,414,000.

      The cumulative translation reserves and revaluation reserves are accounted for in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.


                                                                       Company
                                                           Share
                                                         premium                Retained
                                                         account                earnings                    Total
                                                         RMB'000                 RMB'000                  RMB'000
                                                   --------------------------------------------------------------
        Balances at 1 January 2003                    20,761,205               2,945,280               23,706,485
        Net profit for the year                               --               5,031,491                5,031,491
        Dividends (note 16)                                   --              (5,403,689)              (5,403,689)
                                                   --------------------------------------------------------------
        Balances at 1 January 2004                    20,761,205               2,573,082               23,334,287
                                                   --------------------------------------------------------------
        Net profit for the year                               --               5,441,948                5,441,948
        Dividends (note 16)                                   --              (6,101,395)              (6,101,395)
        Repurchase of shares                                  --                 (60,761)                 (60,761)
        Transfer of reserves upon share repurchase           392                    (392)                      --
                                                   --------------------------------------------------------------
        Balances at 31 December 2004                  20,761,597               1,852,482               22,614,079
                                                   ==============================================================


      As at 31 December 2004, the distributable profits of the Company amounted to approximately RMB1,852,482,000 (2003: RMB2,573,082,000).

33.   RETIREMENT AND TERMINATION BENEFITS

      All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 9% to 22% of the employees' basic salaries.

      The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

      The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits.

      The total amount of contributions and provisions made by the Group for the above mentioned retirement and termination benefits for the year ended 31 December 2004 amounted to approximately RMB30,304,000 (2003:
      RMB95,147,000).

Annual Report 2004                                            101


34.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

      (a) Reconciliation of profit before tax to cash generated from operations

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
Profit before tax                              23,116,604      16,163,326
Adjustments for:
  Interest income                                (206,872)       (183,576)
  Interest expenses                               441,825         354,940
  Exchange (gains)/losses, net                    (29,269)          6,746
  Share of profits of associates                 (344,469)       (220,263)
  Short term investment income                    (72,438)       (123,483)
  (Reversal) of/provision for
     inventory obsolescence                        (2,710)          8,745
  Depreciation, depletion and
     amortisation                               5,455,062       4,642,753
  Loss on disposal and write-off
     of property, plant and equipment             155,876          39,818
  Dismantlement                                   201,637         167,326
  Amortisation of discount
     of long term guaranteed notes                 15,634          11,276
                                             ----------------------------------
Operating cash flows before
     movements in working capital              28,730,880      20,867,608

  Increase in accounts receivable                 (27,466)     (1,185,304)
  Increase in inventories and supplies            (96,307)       (129,678)
  Decrease in other current assets                267,168         312,559
  Increase in amounts due from
     related companies                           (417,091)       (302,993)
  Increase/(decrease) in an amount
     due to the parent company                    205,407        (105,785)
  Increase in accounts payable, other
     payables and accrued liabilities           1,318,415       1,448,645
  Increase/(decrease) in other taxes
     payable                                      (12,447)         (4,772)
  (Decrease)/increase in amounts due to
     related companies                           (262,798)        242,631
                                             ----------------------------------
Cash generated from operations                 29,705,761      21,142,911
                                             ==================================

102                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)




34.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

      (b)   Acquisitions

                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
Acquisitions
Net assets acquired:
  Property, plant and equipment, net            4,686,857        1,579,726
  Accounts receivable                                 453               --
  Other current assets                             66,744            8,959
  Inventories and supplies                             --          122,777
  Cash and bank balances                               --           17,580
  Accounts payable                                (81,547)          (8,294)
  Other payables and accrued liabilities               --          (47,983)
  Deferred tax liabilities                     (1,141,461)              --
                                             ----------------------------------
                                                3,531,046        1,672,765

Prepayment for NWS Project                      4,693,809               --
Prepayment for Tangguh Project                         --        2,445,715
                                             ----------------------------------
                                                8,224,855        4,118,480
                                             ==================================
Satisfied by:
  Prepayment made in 2003                       2,445,715               --
  Cash paid (including cash
     calls for Tangguh Project)                 5,779,140        4,118,480
                                             ----------------------------------
                                                8,224,855        4,118,480
                                             ==================================


      An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
Cash consideration                              5,779,140        4,118,480
Cash and bank balances acquired                        --          (17,580)
                                             ----------------------------------
Net outflow of cash and cash equivalents        5,779,140        4,100,900
                                             ==================================

      Further details of the acquisition of the Tangguh LNG Project and NWS Project are included in note 4 to the financial statements. The purchase price allocations for Tangguh Project are still preliminary pending for the confirmation of the tax basis of the underlying assets.

Annual Report 2004                                            103


35.   COMMITMENTS

      (i)   Capital commitments

            As at 31 December 2004, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
Contracted for                                  9,568,971        2,534,468
Authorised, but not contracted for             20,331,504       17,489,791



            As at 31 December 2004, the Group had unutilised banking facilities amounting, to approximately RMB20,662,120,000 (2003:
            RMB32,455,229,500).

      (ii)  Operating lease commitments

            (a)   Office properties

                  The Group leases certain, of its office properties under operating lease arrangements, leases properties are negotiated for terms ranging from 10 months to 3 years.

                  As at 31 December 2004, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

                                                     2004            2003
                                                  RMB'000         RMB'000
                                             ----------------------------------
   Commitments due:
     -- Within one year                            24,824          17,222
     -- After one year but within two years           549           3,174
                                             ----------------------------------
                                                   25,373          20,396
                                             ==================================

            (b)   Plant and equipment

                  During the year, the Group also entered into an operating lease arrangement for certain plant and equipment for a term of 20 years. As at 31 December 2004, the total minimum lease payments under non-cancelable operating lease attributable to the Group falling within one year were RMB 149,360,000, in the second to fifth years were RMB 597,442,000 and after five years were RMB 1,834,023,000.

      (iii) Commitment to invest in the Gorgon Joint Venture

            In October 2003, the Company entered into an agreement with the participants in the Gorgon Joint Venture to place a significant volume of Gorgon LNG to supply the growing Chinese market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

104                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


35.   COMMITMENTS (continued)

      (iv)  Financial instruments

            (a)   Currency swap contracts

                  As at 31 December 2004, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

                       The details are as follows:

                         2004                             2003
                                 Weighted                         Weighted
               Notional           average        Notional          average
               contract       contractual        contract      contractual
                 amount     exchange rate          amount    exchange rate
              (JPY'000)         (JPY/US$)       (JPY'000)        (JPY/US$)
              -----------------------------------------------------------------
  Year
  2004               --                --         271,470            95.00
  2005          271,470             95.00         271,470            95.00
  2006          271,470             95.00         271,470            95.00
  2007          271,470             95.00         271,470            95.00

            (b)   Fair value of financial statements

                  The carrying value of cash and cash equivalents, time deposits and short-term investments approximated fair value due to the short maturity of these instruments.

                  The estimated fair value of long term bank loans based on current market interest rates was approximately RMB 967,770,000 as at 31 December 2004 (2003: RMB
                  1,064,895,000).

                  The estimated fair value of long term guaranteed notes based on current market interest rates was approximately RMB1,985,009,900 as at 31 December 2004 (2003: RMB
                  8,304,647,000).

36.   CONCENTRATION OF CUSTOMERS

      A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
China Petroleum & Chemical Corporation         10,634,066        6,975,069
PetroChina Company Limited                      1,944,709        1,446,169
Castle Peak Power Company Limited               1,070,436          841,285

Annual Report 2004                                            105


37.   ADDITIONAL FINANCIAL INFORMATION

      As at 31 December 2004, net current assets and total assets less current liabilities of the Group amounted to approximately RMB24,890,362,000 and RMB83,674,168,000 (2003: RMB19,956,331,000 and RMB64,197,772,000),
      respectively.

      As at 31 December 2004, net current assets and total assets less current liabilities of the Company amounted to approximately RMB13,635,306,000 and RMB23,490,665,000 (2003: RMB7,649,024,000 and RMB24,211,265,000),
      respectively.

38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

      The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

      (a)   Net profit and net equity

            (i)   Revaluation of land and buildings

                  The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2004 was approximately RMB9,156,000 (2003: RMB9,156,000).
                  Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under US GAAP.

            (ii)  Short term investments

                  According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from the current period's earnings and included in other comprehensive income.

            (iii) Impairment of long-lived assets

                  Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

                  Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

106                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

      (a)   Net profit and net equity (continued)

            (iii) Impairment of long-lived assets (continued)

                  SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

                  In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

                  For the year ended 31 December 2004, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

            (iv)  Stock compensation schemes

                  As at December 31, 2004, the Company had three stock option schemes, which are described more fully in note 31. The Company accounted for those plans under the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB statement No. 148, for stock-based employee compensation. Compensation costs recognised for the stock option schemes amounted to RMB46,642,000 (2003: RMB37,747,000) for the year ended 31
                  December 2004.

                  The weighted average fair value of the options at the grant dates for award under the schemes was HK$0.84 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2%; and expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. The weighted average exercise price of the stock options was HK$2.06 per share.

            (v)   Acquisition of CNOOC Finance

                  Under HK GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

                  As the Company and CNOOC Finance are under common control of CNOOC, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

Annual Report 2004                                            107



38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

      (a)   Net profit and net equity (continued)

            (vi)  Accounting for convertible debt

                  Under HK GAAP, prior to December 31, 2004, there were no requirements to segregate the equity and derivative components of convertible debt. As such, convertible debt was stated at amortised cost.

                  Under US GAAP, the derivative components will need to be bifurcated from the debt components if it contains a compound derivative or fails to fulfill certain criteria for not bifurcating. The derivative components are marked to market at each balance sheet date and the differences will be charged/credited to income. The debt components are stated at amortised cost.

            The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

                                                        Net Profit
                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
As reported under Hong Kong GAAP               16,185,778       11,535,490

Impact of U.S GAAP adjustments:
-- Reversal of additional depreciation,
     depletion and amortisation charges
     arising from  the revaluation surplus
     on land and buildings                          9,156            9,156
-- Equity accounting for the results
      of CNOOC Finance                                 --           30,913
-- Unrealised holding (gains)/losses
     from available-for-sale investments in
     marketable securities                         25,228          (21,503)
-- Realised holding gains/(losses) from
     available-for-sale
     marketable securities                          2,972           27,088
-- Recognition of stock compensation cost         (46,642)         (37,747)
                                             ----------------------------------
Income before cumulative effect of
   change in accounting policy                 16,176,492       11,543,397
Cumulative effect of change in
  accounting policy for
  dismantlement liabilities                            --          436,112
                                             ----------------------------------
Net profit under US GAAP                       16,176,492       11,979,509
                                             ==================================
Net profit per share under US GAAP

-- Basic (after Stock Split)
   Before cumulative effect of
     change in accounting policy for
     dismantlement liabilities                   RMB 0.39         RMB 0.28
   Cumulative effect of change in
     accounting policy for
     dismantlement liabilities                         --         RMB 0.01
                                             ----------------------------------
                                                 RMB 0.39         RMB 0.29
                                             ==================================

108                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)

38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

      (a)   Net profit and net equity (continued)

                                                         Net Profit
                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------
-- Diluted (after Stock Split)

  Before cumulative effect
    of change in accounting
    policy for dismantlement liabilitie          RMB 0.39         RMB 0.28
  Cumulative effect of change in
    accounting policy for
    dismantlement liabilities                          --         RMB 0.01
                                             ----------------------------------
                                                 RMB 0.39         RMB 0.29
                                             ==================================
                                                           Net equity
                                                     2004             2003
                                                  RMB'000          RMB'000
                                             ----------------------------------

As reported under Hong Kong GAAP               56,717,461       46,736,532
Impact of US GAAP adjustments:
  -- Reversal of revaluation surplus
       on land and buildings                     (274,671)        (274,671)
  -- Reversal of additional accumulated
       depreciation, depletion and
       amortisation arising from
       the revaluation surplus on
       land and buildings                          44,207           35,051
  -- Equity accounting for the
       results of CNOOC Finance                        --           41,576
  -- Dividend distribution made
       by CNOOC Finance to CNOOC                       --          (41,576)
                                             ----------------------------------
Net equity under US GAAP                       56,486,997       46,496,912
                                             ==================================


            Apart from the derivative components with a total credit balance of approximately RMB 450 million that are required to be bifurcated from the convertible debt, there are no other significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

Annual Report 2004                                            109

38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

      (b)   Comprehensive income

            According to SFAS No. 130, "Reporting Comprehensive Income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.

                                                     2004             2003
                                                                (Restated)
                                                  RMB'000          RMB'000
                                           -----------------------------------
Net income under US GAAP                       16,176,492       11,979,509

Other comprehensive income:
  Foreign currency translation adjustments        (42,301)          36,243
  Unrealised gains on short-term investment       (25,228)          21,503
  Less: Reclassification adjustment
     for gains included in net income              (2,972)         (27,088)
                                           -----------------------------------
Comprehensive income under US GAAP             16,105,991       12,010,167
                                           ===================================

            Roll forward of accumulated other comprehensive income components are as follows:


                                 Foreign       Unrealised      Accumulated
                                currency         gains on            other
                             translation       short-term    comprehensive
                             adjustments      investments           income
                                 RMB'000          RMB'000          RMB'000
                            ---------------------------------------------------
Balance at 1 January 2003        (13,596)          53,821           40,225
Reversal of current
  year realised gains                 --          (27,088)         (27,088)
Current year change               36,243           21,503           57,746
                            ---------------------------------------------------
Balance at 1 January 2004         22,647           48,236           70,883

Reversal of current
  year realised gains                --           (2,972)          (2,972)
Current year change              (42,301)         (25,228)         (67,529)
                            ---------------------------------------------------
Balance at 31 December 2004      (19,654)          20,036              382
                            ===================================================

110                     NOTES TO                              CNOOC LIMITED
                        FINANCIAL STATEMENTS
                        31 December 2004
                        (All amounts expressed in Renminbi unless otherwise stated)


38.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

      (c)   Derivative instruments

            The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. In accordance with SFAS No. 133 "Accounting for derivatives instruments and hedging activities", the derivative contract was recorded as "Other payables and accrued liabilities" in the accompanying consolidated balance sheet at fair value. For the year ended 31 December 2004, the Group recognised related changes in fair value, a gain of RMB2,581,000 (2003: RMB10,038,000), and included the amount in "Exchange gains /(losses), net" in the consolidated income statement.

            During 2003, the Group also entered into interest rate swap agreements to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap agreements were settled during the year and the total net gain was RMB84,168,000.

      (d)   Use of estimates in the preparation of financial statements

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

      (e)   Segment reporting

            The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

39.   SUBSEQUENT EVENT

      The Company, through its wholly owned subsidiary has signed an agreement with a Canadian based Company, MEG Energy Corporation ("MEG"), to acquire a 16.69% stake of MEG. The Company completed the transaction and paid C$150 million for the acquisition of 13,636,364 common shares of MEG in March 2005. MEG is principally engaged in the production of the oil sands.

40.   APPROVAL OF THE FINANCIAL STATEMENTS

      The financial statements were approved and authorised for issue by the board of directors on 29 March 2005.

Annual Report 2004      SUPPLEMENTARY INFORMATION              111
                        ON OIL AND GAS PRODUCING
                        ACTIVITIES (UNAUDITED)
                        (All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a)   Reserve quantity information

      Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

      Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less
      (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

      Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

                                                   PRC                              Indonesia                 Total
                                             Oil    Natural gas               OiL  Natural gas         Oil    Natural gas
                                         (mmbls)          (bcf)           (mmbls)        (bcf)      (mmbls)          (bcf)
                                        ----------------------------------------------------------------------------------
 31 December 2001                          1,279          3,248                --           --        1,279         3,248
   Purchase of reserves                       --             --               143          241          143           241
   Discoveries and extensions                150            169                --           --          150           169
   Production                                (96)           (79)              (13)         (26)        (109)         (105)
   Revisions of prior estimates              (46)            (5)                8           --          (38)           (5)
                                        ----------------------------------------------------------------------------------
 31 December 2002                          1,287          3,333               138          215        1,425         3,548
   Purchase of reserves                       53            142                --           --           53           142
   Discoveries and extensions                114            506                 1            2          115           508
   Production                                (97)           (69)              (15)         (37)        (112)         (106)
   Revisions of prior estimates              (24)            42               (21)          20          (45)           62
                                        ----------------------------------------------------------------------------------
 31 December 2003                          1,333          3,954               103          200        1,436         4,154
   Purchase of reserves                        6            161                --           --            6           161
   Discoveries and extensions                129            414                 4          157          133           571
   Production                               (106)          (103)              (11)         (31)        (117)         (134)
   Revisions of prior estimates               (8)          (101)                5           (5)          (3)         (106)
                                        ----------------------------------------------------------------------------------
 31 December 2004                          1,354          4,325               101           321       1,455         4,646
                                        ==================================================================================


112                     SUPPLEMENTARY INFORMATION               CNOOC LIMITED
                        ON OIL AND GAS PRODUCING
                        ACTIVITIES (UNAUDITED)
                        (All amounts expressed in Renminbi unless otherwise stated)

(a)   Reserve quantity information (continued)

      Proved developed reserves:

                                                   PRC                              Indonesia                 Total
                                             Oil    Natural gas               OiL  Natural gas         Oil    Natural gas
                                         (mmbls)          (bcf)           (mmbls)        (bcf)      (mmbls)          (bcf)
                                        ----------------------------------------------------------------------------------
31 December 2002                             542            724               115          101          657          825
31 December 2003                             459          2,054                91          135          550        2,189
31 December 2004                             617          2,134                85          138          702        2,272

(b)   Results of operations


                                                  2002                                                2003
                                     PRC        Indonesia             Total              PRC         Indonesia            Total
                                 RMB'000          RMB'000           RMB'000          RMB'000           RMB'000          RMB'000
                            -------------------------------------------------------------------------------------------------------
Net sales to customers        20,280,746        3,498,548        23,779,294       23,644,659         4,472,172       28,116,831
Operating expenses            (2,440,210)      (1,335,124)       (3,775,334)      (2,903,094)       (1,609,715)      (4,512,809)
Production taxes              (1,023,049)               -        (1,023,049)      (1,238,598)                -       (1,238,598)
Exploration                   (1,286,670)         (31,653)       (1,318,323)        (764,165)          (83,907)        (848,072)
Accretion expense                      -                -                 -          (93,246)                -          (93,246)
Depreciation, depletion
  and amortisation
  (including
  dismantlement)              (3,121,381)        (898,151)       (4,019,532)      (3,700,349)       (1,109,730)      (4,810,079)
                            -------------------------------------------------------------------------------------------------------
                              12,409,436        1,233,620        13,643,056       14,945,207         1,668,820       16,614,027
Income tax expenses           (3,816,008)        (592,138)       (4,408,146)      (4,483,562)         (719,695)      (5,203,257)
                            -------------------------------------------------------------------------------------------------------
Result of operations           8,593,428          641,482         9,234,910       10,461,645           949,125       11,410,770
                            =======================================================================================================



                                                       2004
                                  PRC              Indonesia                 Total
                              RMB'000                RMB'000               RMB'000
                       -------------------------------------------------------------
Net sales to customers     32,723,277              4,162,742            36,886,019
Operating expenses         (3,643,182)            (1,427,162)           (5,070,344)
Production taxes           (1,725,674)                     -            (1,725,674)
Exploration                (1,202,203)              (113,957)           (1,316,160)
Accretion expense            (119,707)                     -              (119,707)
Depreciation,
depletion
  and amortisation
  (including
  dismantlement)           (4,670,988)              (985,711)           (5,656,699)
                       -------------------------------------------------------------
                           21,361,523              1,635,912            22,997,435
Income tax expenses        (6,408,457)              (705,487)           (7,113,944)
                       -------------------------------------------------------------
Result of operations       14,953,066                930,425            15,883,491
                       =============================================================



(c)  Capitalised costs

                                                  2002                                                2003
                                     PRC        Indonesia             Total              PRC         Indonesia            Total
                                 RMB'000          RMB'000           RMB'000          RMB'000           RMB'000          RMB'000
                            -------------------------------------------------------------------------------------------------------
Proved oil and gas
  properties                  46,426,684        9,605,744        56,032,428       57,537,676         9,440,843       66,978,519
Unproved oil and gas
  properties                     521,880                -           521,880          713,594                 -          713,594
Accumulated
  depreciation,
  depletion and
  amortisation               (21,161,905)        (993,316)      (22,155,221)     (25,740,836)       (2,098,269)     (27,839,105)
                            -------------------------------------------------------------------------------------------------------
Net capitalised costs         25,786,659        8,612,428        34,399,087       32,510,434         7,342,574       39,853,008
                            =======================================================================================================



                                                       2004
                                  PRC              Indonesia                 Total
                              RMB'000                RMB'000               RMB'000
                       -------------------------------------------------------------
Proved oil and gas
  properties               70,931,798             10,100,116            81,031,914
Unproved oil and gas
  properties                  437,513              4,696,237             5,133,750
Accumulated
  depreciation,
  depletion and
  amortisation            (30,462,658)            (3,083,933)          (33,546,591)
                       -------------------------------------------------------------
Net capitalised costs      40,906,653             11,712,420            52,619,073
                       =============================================================

Annual Report 2004                                             113


(d)   Costs incurred

                                                  2002                                                2003
                                     PRC        Indonesia             Total              PRC         Indonesia            Total
                                 RMB'000          RMB'000           RMB'000          RMB'000           RMB'000          RMB'000
                            -------------------------------------------------------------------------------------------------------
Acquisition costs                      -        4,735,826         4,735,826        1,579,726                 -        1,579,726
Exploration costs              1,519,683           32,405         1,552,088        1,225,926           102,067        1,327,993
Development costs**            5,458,199          750,532         6,208,731        7,489,472           512,064        8,001,536
                            -------------------------------------------------------------------------------------------------------
Total costs incurred           6,977,882        5,518,763        12,496,645       10,295,124           614,131       10,909,255
                            =======================================================================================================

                                                       2004
                                  PRC             Indonesia*                 Total
                              RMB'000                RMB'000               RMB'000
                       -------------------------------------------------------------

Acquisition costs                   -              3,531,046             3,531,046
Exploration costs           1,806,556                137,361             1,943,917
Development costs**        11,693,183                645,501            12,338,684
                       -------------------------------------------------------------
Total costs incurred       13,499,739              4,313,908            17,813,647
                       =============================================================

* The amounts do not include prepayments made for the NWS Project of RMB 4,693,809,000.

** The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e) Standardised measure of discounted future net cash flows and changes therein

      In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$32 as at 31 December 2004 (2003: US$30; 2002: US$28). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

      Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

      Present value of estimated future net cash flows:

                                             2002                                       2003
                    Notes           PRC     Indonesia         Total            PRC     Indonesia         Total
                                RMB'000       RMB'000       RMB'000        RMB'000       RMB'000       RMB'000
                          ---------------------------------------------------------------------------------------
Future
   cash inflows      (1)   389,025,791    37,242,644   426,268,435   422,329,692     30,135,721   452,465,413
Future production
     costs                 (89,657,677)  (22,386,603) (112,044,280) (106,854,167)   (17,532,095) (124,386,262)

Future development
   costs             (2)   (44,699,729)   (5,381,081)  (50,080,810)  (52,917,280)    (4,114,091)  (57,031,371)

Future
   income taxes            (73,757,925)   (4,301,926)  (78,059,851)  (72,124,755)    (3,346,547)  (75,471,302)
                          ---------------------------------------------------------------------------------------
Future net cash
   flows             (3)   180,910,460     5,173,034   186,083,494   190,433,490      5,142,988   195,576,478

10% discount
   factor                  (84,478,856)   (1,463,589)  (85,942,445)  (84,550,531)    (1,226,300)  (85,776,831)
                          ---------------------------------------------------------------------------------------
Standardised  measure       96,431,604     3,709,445   100,141,049   105,882,959      3,916,688   109,799,647
                          =======================================================================================


                                            2004
                                    PRC      Indonesia           Total
                                RMB'000        RMB'000         RMB'000
                          --------------------------------------------
Future cash  inflows       467,336,822    37,198,784      504,535,606
Future production
     costs                (115,267,250)  (20,472,914)    (135,740,164)

Future development
   costs                   (60,319,348)   (6,709,341)     (67,028,689)

Future income taxes        (78,717,296)   (4,001,019)     (82,718,315)
                          --------------------------------------------
Future net cash
   flows                   213,032,928     6,015,510      219,048,438

10% discount factor        (91,755,987)   (1,905,679)     (93,661,666)
                          --------------------------------------------
Standardised measure       121,276,941     4,109,831      125,386,772
                          ============================================

114                     SUPPLEMENTARY INFORMATION               CNOOC LIMITED
                        ON OIL AND GAS PRODUCING
                        ACTIVITIES (UNAUDITED)
                        (All amounts expressed in Renminbi unless otherwise stated)

(e) Standardised measure of discounted future net cash flows and changes therein (continued)

      (1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.
      (2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.
      (3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

      Changes in the standardised measure of discounted future net cash flows:

                                                                       2002            2003            2004
                                                                    RMB'000         RMB'000         RMB'000
                                                                -------------------------------------------
Standardised measure, beginning of year                          51,082,458     100,141,049     109,799,647
Sales of production, net of royalties and production costs      (18,980,911)    (22,345,781)    (30,090,001)
Net change in prices, net of royalties and production costs      58,471,355      22,321,949      17,826,421
Extensions discoveries and improved recovery,
  net of related future costs                                    14,603,893      13,790,936      20,772,271
Change in estimated future development costs                    (13,947,849)    (14,673,054)    (21,766,234)
Development costs incurred during the year                        6,208,731       7,718,863      11,768,916
Revisions in quantity estimates                                  (3,301,510)     (2,942,902)     (1,954,130)
Accretion of discount                                             6,873,378      13,428,654      14,202,072
Net change in income taxes                                      (23,296,206)     (6,290,099)     (5,515,547)
Purchase of properties                                           15,899,375       5,363,142       2,352,004
Changes in timing and other                                       6,528,335      (6,713,110)      7,991,353
                                                                -------------------------------------------
Standardised measure, end of year                               100,141,049     109,799,647     125,386,772
                                                                ===========================================

118                     GLOSSARY                                CNOOC LIMITED

GLOSSARY

API gravity
The America Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Bbls
Barrels

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

DD&A
Depreciation, depletion and amortization

Dismantlement
Post closure and other environmentle exit

Lifting costs per barrel
(Operating expenditures + production taxes)/total net production

Downstream business
Refinery and petrochemical processing

Finding costs
For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells.

FPSO
Floating, Production, Storage and Offloading

LNG
Liquefied Natural Gas

Mbbls
Thousand barrels

MBOE
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Net Proved Reserves
"Net proved reserves" are derived from proved reserves less certain adjustments, where: proved reserves is equal to the sum of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company); and (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and Indonesia; while the adjustments equal the sum of (i) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts in the PRC; (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest and (iii) an adjustment for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company and the domestic market obligation.

We use "share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts and technical assistance contracts. Net proved reserves do not include any deduction for production taxes payable by us, which are included in our operating expenses.

Net Production
Net production is calculated in the same way as net proved reserves.

Net reserve additions
Total additions of reserves plus or minus reserves revisions

Offshore
Areas under water with a depth of five metres or greater

OGP
International Association of Oil & Gas Producers

PSC
Production sharing contract

Total production costs per barrel
(operating expenditures + production taxes + dismantlement + DD&A + SG&A)/total net production

Upstream business
Oil and gas exploration and production

Wildcat well
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year.

Note: In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Annual Report 2004         COMPANY                             119
                           INFORMATION

COMPANY INFORMATION

Board of Directors:
Fu Chengyu                          Chairman & CEO
Luo Han                             Executive Director
Jiang Longsheng                     Executive Director
Zhou Shouwei                        Executive Director & President
Chiu Sung Hong                      Independent Non-executive Director
Dr. Kenneth S. Courtis              Independent Non-executive Director
Dr. Erwin Schurtenberger            Independent Non-executive Director
Evert Henkes                        Independent Non-executive Director

Company Secretary
Cao Yunshi

Audit Committee
Chiu Sung Hong
Dr. Kenneth S. Courtis (Financial Advisor)
Dr. Erwin Schurtenberger

Remuneration Committee
Chiu Sung Hong
Dr. Erwin Schurtenberger
Evert Henkes

Nomination Committee
Luo Han
Chiu Sung Hong
Dr. Erwin Schurtenberger

Senior Management
Cao Yunshi                        General Counsel & Senior Vice President
Yang Hua                          CFO & Senior Vice President
Chen Wei                          Senior Vice President
Zhang Guohua                      Senior Vice President
Liu Jian                          Senior Vice President
Li Ning                           Senior Vice President
Zhang Qiang                       Assistant to General Manager
                                  CNOOC China Limited
Liu Defu                          Assistant to General Manager
                                  CNOOC China Limited



Department Management
Zhang Guohua            General Manager,
                        Exploration Department (concurrently)
Liu Jian                General Manager,
                        Development & Production Department
                          (concurrently)
Li Ning                 General Manager,
                        Engineering & Project Department (concurrently)
Li Feilong              Financial Controller, Finance Department
Zhao Liguo              General Manager, Legal Department
Song Lisong             General Manager,
                        Health, Safety & Environmental Department
Zhong Hua               General Manager,
                        Strategic Development & Planning Department
Chen Hezhi              Human Resources Manager,
                        Human Resources Department
Zheng Baoguo            General Manager, Marketing Department
Huang Xiaofeng          Acting General Manager, Treasury Department
Xiao Zongwei            General Manager, Investor Relations Department
Yang Hua                General Manager, International Affairs
                        (concurrently)
Dong Weiliang           General Manager,
                        Science and Technology Development
                          Department
Zhang Benchun           General Manager,
                        Audit and Supervision Department

Branch Offices & Subsidiaries Management
Chen Bi                 General Manager,
                        CNOOC China Limited - Tianjin Branch
Zhu Weilin              General Manager,
                        CNOOC China Limited - Zhanjiang Branch
Zhu Mingcai             General Manager,
                        CNOOC China Limited - Shenzhen Branch
Cao Xuejun              General Manager,
                        CNOOC China Limited - Shanghai Branch
Chen Wei                Director,
                        CNOOC (China) Limited Research Center
                        (Concurrently)
Yang Hua                President,
                        CNOOC International Limited (Concurrently)
Fang Zhi                Director and General Manager,
                        CNOOC Southeast Asia Limited
Sun Dalu                General Manager,
                        China Offshore Oil (Singapore)
                          International Pte. Ltd.

120                        COMPANY                         CNOOC LIMITED
                           INFORMATION


Principal bankers:
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
CITIC Industrial Bank
China Construction Bank

Hong Kong Share Registrar:
Computershare Hong Kong Investor Services Limited
19th Floor, Room 1901-5
Hopewell Center
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 0883

Investor / Public Relations:
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322
Beijing
Tel: (8610) 8452 1646
Fax: (8610) 8452 1441
E-mail: xiaozw@cnooc.com.cn

Registered office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing office:
CNOOC Tower, No.6 Dong Zhi Men Wai Xiao Jie,
Beijing, 100027, China
Zip Code: 100027
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: April 14, 2005